So...Who *Was* Schlotzsky?


SCHLOTZSKY'S DELI

SCHLOTZSKY'S, INC. ○ 2001 ANNUAL REPORT



SCHLOTZSKY'S, INC. SELECTED FINANCIAL HIGHLIGHTS

	1995	1996	1997	1998	1999	2000	2001
SYSTEM DATA							
SYSTEMWIDE SALES[1] (MILLIONS OF DOLLARS)	$143	$202	$270	$349	$400	$429	$423
OPERATING RESTAURANTS	460	568	657	726	743	711	674
COMPANY OPERATIONS DATA (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)							
REVENUE	$12,842	$20,754	$27,986	$43,327	$51,408	$59,175	$61,851
EBITDA	$3,080	$5,421	$7,465	$9,927	$9,276	$2,037	$10,305
NET INCOME[2,3]	$1,633	$3,195	$4,449	$6,206	$526	($2,311)	$2,489
EPS—DILUTED[2,3]	$0.42	$0.57	$0.71	$0.82	$0.07	($0.31)	$0.33
COMPANY BALANCE SHEET DATA (THOUSANDS OF DOLLARS)							
TOTAL ASSETS	$36,708	$40,979	$79,521	$104,228	$132,759	$112,004	$114,149
TOTAL DEBT	$3,943	$3,612	$2,187	$14,601	$40,730	$32,921	$32,377
STOCKHOLDERS' EQUITY	$28,974	$32,312	$66,991	$73,963	$74,735	$72,522	$74,402

THE FOREGOING SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K.

(1) SYSTEMWIDE SALES ARE BASED ON REPORTED SALES OF FRANCHISED RESTAURANTS, AS WELL AS COMPANY-OWNED RESTAURANTS, AND ARE A PRINCIPAL DRIVER OF COMPANY REVENUE BECAUSE ROYALTY REVENUE IS BASED ON SALES OF FRANCHISED RESTAURANTS.

(2) NET INCOME AND EPS IN 1999 ARE SHOWN AFTER THE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE.

(3) NET INCOME AND EPS IN 2000 REFLECT CANCELLLATION OF THE TURNKEY PROGRAM.

This report contains statements that are considered "forward-looking statements" as defined under the federal securities laws. Such statements include, but are not limited to, those related to: the Company's business and growth strategies; new restaurant development; sales, costs and earnings projections; the goal of $1 billion in annual systemwide sales; the recruitment of new franchisees; future distribution of Schlotzsky's® Deli brand products; the introduction of new menu items; and the sufficiency of operating cash flows, working capital and borrowings for the Company's future liquidity and capital resource needs. Forward-looking statements reflect the Company's expectations based on then-current information. There can be no assurance that forward-looking statements will actually be achieved. Shareholders and prospective investors are cautioned that actual future results may be materially different from the forward-looking statements because of various risks and uncertainties, including but not limited to those identified in the Company's Form 10-K under the heading "Risk Factors." Forward-looking statements may also be included from time to time in other written and oral communications by the Company and its authorized representatives. The Company undertakes no obligation to update any forward-looking statements.

Okay, I'll bite...Who Was SCHLOTZSKY?

WE GET ASKED THAT A LOT

(Along with: *How, exactly, do you spell* SCHLOTZSKY'S,[1] *What's a Muffuletta,*[2] and *Aren't you guys ever satisfied?*[3])

You've no doubt heard the story of how we started with just one small shop and one very original sandwich...a fresh baked sourdough bun piled high with a tempting assortment of deli meats and cheeses. It became something of a legend; to the point that our brilliantly loyal customers asked for more and more of that Schlotzsky's magic...and we obliged. We offered roast beef and turkey sandwiches on the same artisanal bread. We made a Philly sandwich, pizzas, chips...and they ate it up. Somewhere along the line it was enough just to be who we were, Schlotzsky's® Deli, the folks who originated the new fresh trend in fast casual dining.

And still they came. And we grew. And we baked. But we still had those hard-core "bunners" out there, *the originals*, the folks that made us who we are today. And they remembered how it all started; they remembered the stories, the legend.

So we asked them a couple of questions:

- What's your very favorite thing on our expanded deli menu?
- Who *was* the original—the legend—*SCHLOTZSKY*?

We thought we'd take this opportunity to share a few of our favorite replies...

1. S C H L O T Z S K Y' S (the Z is the tricky part...folks usually get the silent C, and they get the Y, but the Z S...that's the real bugbear. Practice. We do.)
2. A *Muffuletta* is a sandwich famous in the New Orleans French Quarter made of a thick Italian roll, ham, salami, olives, and cheese. Good stuff, but put it on our signature sourdough bread and heat it all up... you've got something really special...we call it THE ORIGINAL.
3. Nope. *Not ever.* You can't sit still in this business. You can take a little time out for lunch...but that's about it.

ROCK STAR

HE WAS A REALLY CHARISMATIC GUY

Oh yeah...I do remember Schlotzsky. He was *THE MAN* in Austin in the late 60's, early 70's. He hung with Janis, Jimi, Jerry...all those guys. Shot a lotta pool with Willie. Really made the scene.

He put on one heck of a legendary show. Was getting a real cult following around here too. And man, just as he was about to break it big nationally, he just...kinda... hung it all up.

I mean, one minute it was all BLUES & ROCK and MONSTER AMPS; the next thing he's totally into *quality deli meats and cheeses*...and *fresh baked artisanal breads*. You couldn't let him get started on fresh baked bread; he'd talk your ears off. He was that passionate.

But ya know, he was really onto something. Most of those 60's acts are long gone, but Schlotzsky's is still *rockin'.*

I REMEMBER SCHLOTZSKY

JIM BUTLER: BON VIVANT, CONTINENTAL CLUB MAINSTAY, FANTASTIC SHIRT COLLECTION.



MAKE MINE: THE DELUXE ORIGINAL... EXTRA CRISPY.




FUNNY · NAME
SCHLOTZSKY BAND
SERIOUS · BLUES
To Jim,
ROCK ON!
BAKE
ROCK
S



earth mother

SHE WAS PURE, FRESH, REAL

That was Schlotzsky. Little girl from down around New Orleans, originally. She was way, way ahead of the curve. Environmentalist, gardener, activist... generous to a fault. A Dreamer *and* a Doer.

The guys all adored her. She had everything. She was pretty, she was warm, and she could make a mean sandwich. Had guys eating out of her hand, day and night...literally. So she went pro.

Opened her first little shop on South Congress just selling The Original, and *WHAMMO*...that thing just took off. People were lining up around the block.

Y'know, that girl just had a green thumb with a big ol' olive on the end of it.

I REMEMBER SCHLOTZSKY

EMMA LITTLE:
FORMER HOSPITALITY DIRECTOR: *ARMADILLO WORLD HEADQUARTERS*, ARTIST REP, *CREOLE*-INSPIRED CHEF.



MAKE MINE:
THE ORIGINAL WITH EXTRA CHEESE.

EXPLORER RUNNER COOL-GUY

MY DAD SAID HE WAS THE COOLEST EVER

My Dad was Schlotzsky's running buddy.

My Dad said Schlotzsky was cool and always tried new stuff.

My Dad said Schlotzsky was a runner and a fighter and a really good cook... he was like a sourdough *ninja* or something.

My Dad said if we're good we might get to see him at the Bun Run.®

My Dad said he could beat your dad.

I REMEMBER SCHLOTZSKY

CRAYTON & QUINN CARROZZA:
RUN-TEX REGULARS, FUTURE EXPLORERS, PART-TIME NINJAS.



MAKE MINE:
THAI CHICKEN PIZZA... AND EXTRA COOKIES.




Eat, Sweat, Stay Cool...
Schlotz
SCHLOTZSKY MOJAVE DESERT 06/03/76 MILE 16


IBM
SCHLOTZSKY'S DELI
WOULD YOU LIKE TO PLAY AGAIN?
FUNNY·NAME.
SCHLOTZSKY'S DELI
SERIOUS·SANDWICH.
EAT LOCALLY CONNECT GLOBALLY
OUR FREE ACCESS COOL DELI™ STATIONS ATTRACT CUSTOMERS THROUGHOUT THE DAY WHO COME TO EAT, SIP, LOG ON, CHECK EMAIL, CATCH THE NEWS, READ, SEARCH, BUY, PLAY GAMES, BOOK TRAVEL, YOU NAME IT. IT'S THE "McDONALD'S PLAYGROUND OF THE FUTURE" FOR CHILDREN AND ADULTS, AND IT'S HAPPENING NOW IN AUSTIN, THE "CITY OF IDEAS" THAT IS OUR TECHNOLOGY TEST MARKET. AND COOL DELI™ STATIONS ARE JUST THE MOST VISIBLE PART OF OUR E-BUSINESS STRATEGY IN PARTNERSHIP WITH IBM. PROVING THAT THE OLD ECONOMY AND THE NEW ECONOMY EASILY MERGE. WE CALL IT THE TRIUMPH OF GOOD TASTE.

OUR COMPANY IS IN ONE OF THE MOST COMPETITIVE BUSINESSES ON EARTH

A MESSAGE TO OUR SHAREHOLDERS

2001 was a very important year for Schlotzsky's. We returned to profitability and significantly increased our cash flow, generated almost exclusively from recurring revenue. And more importantly, we set the stage for our future. We accomplished this even though the economy was weak and the nation experienced one of the most tumultuous episodes of modern times.

But before getting into 2001, I'd like to tell you a story that illustrates the highly competitive nature of the restaurant industry. Just a few weeks ago, I was walking up to our deli at Congress Avenue and Sixth Street in Austin and saw a street cart vendor selling fajitas right there on the corner. He simply parked his cart at a prime location without paying rent, property taxes, utilities, or garbage disposal. Although he paid a modest fee for a city vendor license, he didn't have to construct ADA-approved ramps and restrooms, or pay for tables, chairs, air conditioning, or advertising to get customers to walk by (*we take care of that*). I feel quite certain that some of his customers come in and use our tables, chairs, restrooms, and Cool Deli™ stations to email friends.



The restaurant industry is well-known as one of the most competitive industries on earth. In the U.S., there are over 470,000 restaurants, and another 10,000 are expected to spring up in the coming year.

On one side, we must compete with giants like McDonald's and Tricon (soon to be Yum! Brands); on the other, we compete with my friend the fajita cart vendor.

Nevertheless, *I love this business and I am excited about the opportunities in our future.* I want our shareholders to know that the people who work at our Company relish the competition, and we love what we're doing. The restaurant business is first and foremost about hospitality. It is about pleasing people with great food and great service. We have an incredible line-up of products, and we are building an organization of people who truly enjoy pleasing our customers. We can see by the smiles on their faces when they take a bite out of our sandwiches that our customers love Schlotzsky's® and are ever loyal to our brand.

Even though it is highly competitive, my friend Dennis Lombardi at Technomic, Inc., one of the leading consultants in the restaurant industry, says that the future for restaurant owners is bright: "The population continues to increase and we all get hungry several times a day. Cooking in America has become a hobby. More and more Americans are turning to restaurants for meals."

The underlying value of our Company is the Schlotzsky's® brand name. And the foundation of our brand is the product that started the company, The Original sandwich with lean ham, salamis, marinated black olives, and mozzarella, cheddar and Parmesan cheeses perfectly melted into a toasted Schlotzsky's® bun. Our unique freshly baked sourdough bread differentiates us from all of our competition. Baking the bread with care, melting the cheese to 165°F, and getting the sandwich right every day in every restaurant for every customer will continue to build the trust and loyalty of our customers and value for our shareholders.

SANDWICH DEFEATS HAMBURGER

GENERAL PUBLIC DECLARES TKO*

PROFITABILITY AND CASH FLOW

Returning to profitability in 2001, we earned $.33 per share (diluted) on after-tax net income of $2.5 million, compared to a loss of $.31 per share in the year 2000. We significantly improved cash flow, as EBITDA increased from $2.0 million last year to $10.3 million in 2001, a new record high for the Company and a very solid turnaround from last year. Even though our revenue was only up 4.5% at $61.9 million versus $59.2 million for the prior year, we were able to improve the cost side of our business significantly. We reduced our Area Developer service expense by $549,000 primarily due to additional repurchases of Area Developer territories during the year. More importantly, due to cost reductions and elimination of turnkey restaurant development, total G&A expense decreased by $9.2 million, coming in at $18.7 million for 2001 versus $27.9 million in the year 2000.


EAT THIS
SCHLOTZSKY'S DELI

We also continued to reduce our commercial bank debt, ending the year at $10.3 million compared to $15.7 million last year. In late 1999, we took on significant commercial bank debt in order to purchase some of the older restaurants in Austin as well as several Area Developer territories throughout the country. When you consider that at that time, our total credit exposure to our commercial bank group was $40 million, you can see we have made excellent progress in absorbing these strategic purchases.

It also shouldn't go unnoticed that the eleven Company-owned restaurants in Austin grew to $15.4 million in sales, averaging $31,751 per week per restaurant, and contributed $2.3 million to our EBITDA for the year. As we move forward, the performance of our core Company-owned restaurants will be increasingly important to watch.

There is a great deal of detail in the attached SEC Form 10-K, which is very important for you to study carefully. I won't attempt to discuss it all here. I simply say the bottom line for 2001 is that we established solid earnings and cash flow from revenue that is almost entirely recurring revenue (royalties, brand license fees, and restaurant sales). We reduced overhead in the right places and set the stage for the future.

* TECHNICAL KNOCK-OUT

BAM! 1971 WE CREATE THE ORIGINAL; THE FIRST UPSCALE SANDWICH AT FAST CASUAL PRICES. WATCH OUT, BURGER-BOYS!

YEAR OF THE SANDWICH

2001 was also important to Schlotzsky's® as the year when it was recognized that the American consumers' tastes are rapidly shifting away from the fast food hamburger (including ample servings of fries and grease) and moving to freshly prepared sandwiches. When the history of the U.S. restaurant industry is written, 2001 will be seen as the "tipping point," when it became undeniable that the fast food hamburger, for so long the king of our industry, could no longer maintain its dominance. In the coming years, we expect that billions of consumer dollars will shift from hamburgers to sandwiches. The heir-apparent is clearly the Fast Casual Upscale Sandwich category. That means Schlotzsky's® Deli.

A lot of influential observers took note:

- A *CNBC* report by Ron Insana pronounced, "More and more consumers are picking sandwiches over traditional fast food.... The sandwich has become the new choice for people who want a quick meal at a reasonable price." (December 28, 2001)



- *The Wall Street Journal* wrote, "Small restaurant chains with big ambitions have been racking up impressive sales by offering Americans upscale sandwiches as an alternative to burgers and fries.... The [sandwich] chains can make [higher] prices stick because of a major shift in the demographics of fast food customers. The industry's traditional diner is male, between five and 24 years, and typically short on cash. But now that youthful segment of the population is expected to grow by only 5 percent over the next decade, while the 45- to 64-year-old population will grow about 30 percent.... Pressed for time, they want food fast. Moreover, the growing availability of healthier and higher-quality sandwiches has eroded their loyalty to fast food burgers." (February 5, 2002)

- Technomic, Inc. reported that sandwich restaurant sales growth outpaced that of burger chains altogether by five percent annually since 1996. (*CNBC*: December 28, 2001)

- Charles Bernstein, longtime observer of the industry, wrote in his column entitled *"Beyond Burgers"* in *Chain Leader* magazine: "Some observers assert that McDonald's just can't play this game. Perhaps the game has changed." (February 2002)

Even if you question these observations, it is hard to ignore the recent actions of the leading hamburger chains themselves:

- McDonald's recently purchased European sandwich chain Pret A Manger and announced plans to expand it in the U.S., in addition to taking a stake in Chipotle and Boston Market to gain a foothold in the Fast Casual sector. McDonald's is taking these actions having marked its sixth consecutive quarter of declining results—a first in their history.

- Burger King has been in a long slump. Their owner, London-based Diageo PLC, is ridding itself of the company. I don't think they believe they can fix it.

- In March of 2002, Wendy's bought a 45 percent stake in Café Express, the 13-unit Houston-based Fast Casual chain featuring upscale sandwiches and salads.

- Our friends at the Sonic hamburger chain continue to enjoy some of the best growth and results in the hamburger category. We admire what they are doing. Their latest new product advertised on television is the "Toaster." It is, you guessed it, a sandwich on toast (not a hamburger bun). Great idea!

The consumer has finally tired of fast food burgers, fries and grease. The hamburger cannot maintain its dominance, and the hamburger giants realize it, but they do not have the credibility with the consumer to do anything about it. What has emerged is the Fast Casual sector, of which Schlotzsky's® Deli is a charter member. And the centerpiece of the Fast Casual arena is the upscale sandwich. And that means Schlotzsky's® Deli.

The beauty of the Upscale Sandwich category is that you can get a fair price for the product because the customer respects what you have done for them. Take the Big Mac. I recently read in a news article that McDonald's has at times discounted it to as low as 55¢. That's about what it costs, so that doesn't leave much for labor, rent, utilities, advertising or profit.

BAM! 2001
PLATINUM HONORS FOR AMERICA'S FAVORITE SANDWICH...AGAIN!

IT TOOK 23 YEARS OF PLEASING CUSTOMERS TO REACH $100 MILLION IN SYSTEMWIDE SALES. IT TOOK FOUR MORE YEARS TO BREAK $400 MILLION. NEXT STOP; $1 BILLION. WE'VE SET THE STAGE FOR OUR FUTURE, BACKED BY OVER 30 YEARS OF BUILDING OUTSTANDING CUSTOMER LOYALTY......................

BAM! 1995
BUNZ HITS NASDAQ: SCHLOTZSKY'S HAS NEW SOURCES OF CAPITAL FOR EXPANSION.

LOVE, RESPECT & DELI-CIOUS CHOICES

THIS IS THE STUFF OF A BEAUTIFUL FRIENDSHIP

By contrast, the ingredients for our Schlotzsky's® Original of comparable size cost about 54¢, and we currently sell it for $3.49 at our Round Rock, Texas location. Which business would you rather be in next year? Consumers are voting with their wallets. They are telling the world which products they value and respect.

We at Schlotzsky's® Deli have the best sandwich in the world. Our customers tell us that all the time. It's the best tasting and most delightful, and it has a clear point of difference from everything else. Our customers LOVE it. The exodus from fast food hamburgers and fries has just begun. American consumers are at a tipping point. Billions of dollars are moving toward the Fast Casual Upscale Sandwich category. We now have the greatest opportunity we have ever had.

BUILDING VALUE

We've done our homework, and we are prepared. We have invested our future in the belief that American consumers are becoming increasingly sophisticated. We have over 30 years of providing what consumers want: freshly prepared, made-to-order sandwiches with high quality ingredients on fresh baked bread, served quickly and conveniently in a pleasing setting at a fair price.



AUTHENTIC POINT OF DIFFERENCE. Our sandwiches are authentic and unique, and customers crave them. No other national sandwich chain has a genuine signature product like The Original—the New Orleans Muffuletta-inspired sandwich that started our Company. We're famous for our unique fresh baked sourdough bread toasted to perfection with hot mozzarella, cheddar and Parmesan cheeses, lean ham, Cotto and Genoa salamis, lettuce, tomato, onion, marinated black olives, mustard, and garlic dressing.

MENU ENGINEERING. With The Original as the centerpiece, our menu has grown to a truly SPECTACULAR ARRAY of sandwiches, pizzas, soups and salads. We're continuously improving our menu, introducing inspired flavors, and improving nutrition. The Fiesta Chicken sandwich, introduced as a limited-time offer, is now a permanent menu item. We have had great response to the new Albuquerque Turkey sandwich with fire-roasted vegetables, bacon, cheddar, mozzarella and Parmesan cheeses, and a smoky chipotle sauce. We'll soon introduce the All American Angus beef sandwich, with roasted peppers, mozzarella cheese, romaine lettuce, and fire-roasted tomato and garlic sauce on a wheat bun. We have improved the nutritional ratings of many of our sandwiches without compromising taste. We have several menu offerings that have 7 or less grams of fat, such as our Smoked Turkey Breast sandwich (a top seller), the Albacore Tuna sandwich, the Dijon Chicken sandwich, and others, with more to come. Response continues to build for our Barbeque Chicken and Thai Chicken pizzas. I cannot wait for our customers nationwide to taste the new Tuscan Herb pizza and Kung Pao Chicken pizza, both on the slate for later this year. And we will soon introduce an exciting line of fresh tossed salads including a Honey-Lime Chicken salad with Thai Peanut dressing.

RESTAURANT OPERATIONS & TRAINING. Ten years ago, our total Company staff numbered 21. Today we have nearly 1,000 employees, with more than 850 of them operating our Company-owned restaurants. This has allowed us to change the paradigm for our relationship with franchisees. Instead of simply "franchisor-franchisee," it's now "restaurant operators working with restaurant operators." We now operate 33 Company-owned restaurants in twelve states. We have mastered an operating system that

1971 ♡ AUSTIN FALLS IN LOVE WITH SCHLOTZSKY'S® THE ORIGINAL—
"JUST ONE SANDWICH...IT'S THAT GOOD!™"

delivers more than 2.5 million combinations of made-to-order sandwiches, pizzas and salads with some of the best speed of service in the industry (for both dine-in and drive-thru customers). We are among the few who successfully sell pizza at the drive-thru window. Today the entry portal to most jobs in our Company is through our restaurants. We have a deep understanding of operations and a strong operating team, which allow us to bring stronger programs and better training to our franchisees, both new and old. In its simplest terms, our Company-owned restaurants and training school provide leadership for our franchise system. This is essential for success in franchising.

NATIONAL TV ADVERTISING. Our national network television advertising is entering its fourth year. Our media adviser estimates that we will have made over five billion consumer impressions on network and cable TV throughout the U.S. by the end of this year. When combined with our nationwide newspaper inserts, direct mail, and local marketing and advertising by our franchisees, we have made billions and billions of consumer impressions from coast to coast. The name Schlotzsky's® Deli has become one of the best known and most respected names in sandwiches in the U.S.

BRAND LICENSING. We are steadily building our brand licensing revenue by growing our offerings in the grocery channel. Today you can buy Schlotzsky's® Deli potato chips in Wal-Mart SuperCenters, and several other chains. We're working with Heinz to test a Schlotzsky's® soup program in Costco, and we have a sliced deli meat program in test there as well. Because of the reputation of our brand, and the quality of our products, we continue to believe that the grocery channel offers significant opportunities for future earnings growth.

BEAUTY IN THE DETAILS.



A BETTER BOX BRINGS IN BIGGER BUCKS.

THE AUSTIN STORY

We have new high volume restaurants all over the U.S., from Anchorage to Miami. But nowhere is the potential of our brand better demonstrated than in our home market, Austin, Texas. Remember, we just bought control of the Austin market in April of 1999. At that time, many of the restaurants (especially the ones we bought) were old and rundown, from another era. The sales volumes of the restaurants we bought averaged $13,227/week at that time. Over the past three years, we have remodeled, relocated and rebuilt many of these restaurants. We're not through yet, but last year our Austin Company-owned restaurants averaged $31,751/week. We have improved our designs, operating systems and technology. In 1991, the Austin market generated $3.8 million in sales; by 1995 it had grown to only $5.9 million. In 2001 the Austin market (both Company and franchisees) grew to $24.8 million, and we still have plenty of upside to grow Austin sales further.

Our Company restaurants in Austin have transformed our understanding of what is possible. Our new restaurants beat the sales volumes of the hamburger leaders who once set the pace. You can look out the windows of our restaurants here and usually see McDonald's, Burger King or Wendy's. Twenty years ago they had much higher sales than we did and we feared their presence. Today, we have the higher sales, and we take customers away from them. I can show you a new McDonald's in Austin near one of our restaurants where I'll bet our sales beat theirs by $1 million per year. That amazes me. Developing these new restaurants has also transformed our organization. These restaurants and the people working in them are the foundation for leadership of our franchisees and the future of our Company.

We will continue to grow in Austin, but our mission now is to expand that transformation to other markets where Schlotzsky's® Deli has a presence. In the near future, we have great opportunities to improve the major markets in Texas just as we have Austin. Beyond Texas, we have

2001

COOL DELI™ TAKES OFF IN AUSTIN, NOW A $24.8 MILLION MARKET, AND CLIMBING...

1995

FIRST COMPANY-OWNED RESTAURANT IN AUSTIN SHATTERS ALL RECORDS.

SCHLOTZSKY'S IS AN AUSTIN ORIGINAL. BUT IT WASN'T UNTIL 1995 THAT WE ACQUIRED OUR FIRST AUSTIN COMPANY RESTAURANT, IN WHICH WE COULD FREELY DEVELOP NEW DESIGNS, MENU ITEMS, OPERATING SYSTEMS, AND PROTOTYPES LIKE COOL DELI™ STATIONS. WHAT A CHANGE THAT HAS MADE, AS AUSTIN MARKET SALES HAVE GROWN FROM $3.8 MILLION IN 1995 TO $24.8 MILLION IN 2001. NEXT CHALLENGE: TO EXTEND OUR AUSTIN SUCCESS TO OTHER MARKETS IN TEXAS AND THE U.S. ....

AUSTIN, TX: WHERE R&D MEETS R&R

WE MAY BE FAMOUS AS THE HI-TECH "CITY OF IDEAS," BUT WE STILL PUT OUR BOOTS ON ONE AT A TIME.

the same opportunities throughout the country. What is great about the recent developments in Austin is that we can share our operating experience with our franchisees. Whether they have a shopping center type of restaurant or a freestanding building, the principles we have learned can be applied to improve their businesses. If we can successfully take the Austin story on the road, our potential for future sales growth is dramatic.

CHALLENGES

Now is the moment of opportunity for which this chain has spent over 30 years preparing. Our menu has never been more exciting. Our operating systems have never been more efficient. Our use of technology has never been more integrated. Our commitment to service has never been stronger. And the potential of our brand has never been clearer to us.



But we also face significant challenges:

INCREASING COMPETITION. Because others can see the consumer dollars moving our way, we face increased competition from smart, well-funded competitors who have some of the most famous business names in the country as shareholders: Peter Lynch (Panera Bread Co.), Sam Zell and Henry Kravis (Cosi), Howard Schultz of Starbucks (Briazz in Seattle and Potbelly in Chicago). Likewise, McDonald's, Wendy's and other hamburger giants are attempting to enter our sector through acquisitions. Even the Starbucks chain is experimenting with sandwiches. The good news is that they are all promoting the idea of the upscale sandwich as a superior alternative to the hamburger. And it so happens that their prices are generally higher than ours and their sandwiches are not nearly as good.

OUR 31-YEAR-OLD FRANCHISE SYSTEM. It's our greatest strength, but it's also our biggest challenge. Many of our more than 400 owner-operator franchisees have restaurants built 10+ years ago when the competitive landscape was different. Now, the pace of change is driven by new competition and the demands of increasingly sophisticated consumers. There is an understandable human tendency, especially among small business owners, to resist change and to be reluctant to face the economic realities of change brought on by our customers and competitors. Their willingness and ability to make additional investments to update their restaurants pose challenges. We can expect that many franchisees will not respond as fast as we would like them to. Some may just be set in their ways and may not understand what competition requires, and some may not have enough money to reinvest.

Don't get me wrong. We have many outstanding franchisee business owners. They are doing all the right things and representing our brand very well. But it is important to understand that progress won't be easy. Every franchise is an independent business unit, usually a family-owned business. Each has its own unique history, strengths and weaknesses. Helping 400+ small business owners evolve their businesses to stay up with the times is a substantial undertaking. We will have to work patiently and closely with each individual owner to achieve our mutual goals. And it's not just about money. It's about investing the human energy to learn new operating techniques and technologies, training and motivating staff, and continuously improving to beat the competition. Many of our franchisees came into the business as a career change. They're still learning the business and need more training to compete against the seasoned restaurateurs we find at some of our new competitors. We have seen a significant reduction in the number of restaurants open in our system over the past two years. The competitive forces in the market are fierce and will only grow more so as time goes on. Our challenge is to motivate our franchise system to respond to the competition and to help them do the things they have to do to win.

RESUME GROWTH. As we have retailored our G&A and improved profitability, our systemwide sales growth has slowed to a standstill. We must reestablish the pipeline for growth during 2002. This means 1) building additional Company restaurants for strategic leadership, 2) motivating current franchisees to remodel and grow, and 3) attracting new franchisees who are experienced and well capitalized. We are determined to accomplish this. It will take all year. However, if we are patient and stick to our plan during 2002, then in 2003 and beyond, Schlotzsky's® Deli will be recognized as the leader in Fast Casual Upscale Sandwiches.

WALL STREET

Our stock has a separate challenge. We've been told by some of the brightest and best on Wall Street that our company is "too small." They've told us it doesn't matter even if we achieve outstanding results. Because our stock is a small "micro-cap," thinly traded with little float, the large institutions can't take a multi-million dollar position and move in and out easily. We're told that without institutional participation, our stock will languish. And it is true, we currently have very few institutions investing in our stock. Our stock is now primarily owned by individual shareholders, many of whom are our customers. You might say that as a stock, we have moved from Wall Street to Main Street.

Yet the same fellows from Wall Street often approach us, suggesting that the Company is valuable and should be taken out of the public stock market. They say we could return later at a better price. I don't know if they really know what they are talking about, but that is what they tell me.

This is perplexing to me. If they like the Company, they should simply invest in the stock.

At any rate, having seen the last two events wrought by these smart fellows on Wall Street—the 'dot.bomb' of the Internet and the recent Enron controversy with its Congressional hearings—I won't be too quick to heed all of their advice. At some point, I hope Wall Street will recognize what our customers already have. In the meantime, we intend to stay the long course and focus on pleasing our customers on Main Street, especially since they are also our shareholders.

Sam Walton once advised, "When business gets confusing, go to the stores and talk to the *CUSTOMERS*. They have all the answers—and all the money." In our case, they also own the stock and I think they are the best long-term business partners we could ever have.

If you have not yet had an opportunity to experience our newest restaurants in Austin and other locations where we are developing and refining our new systems and interior designs, I urge you both as a shareholder and customer to do so. Visit, taste, talk to the customers, and see the value and the future of this Company.

Sincerely,

John C. Wooley

Chairman of the Board
Chief Executive Officer
April 2, 2002

MAKE MINE:
THE ALBACORE TUNA WITH CHEDDAR & MOZZARELLA & CUCUMBERS ON JALAPENO CHEESE BREAD.

AND TOMORROW...I CAN'T WAIT FOR BARBEQUE CHICKEN PIZZA.



OUR LEGENDARY COMPETITIVE ADVANTAGES

1 

WE HAVE A UNIQUE, SIGNATURE PRODUCT—A REAL POINT OF DIFFERENCE.
THE ORIGINAL STAYS, THE MENU PLAYS...A VERY DELI-CIOUS STRATEGY.

2 

WE BAKE FROM SCRATCH VS. REHEATING FROZEN DOUGH BALLS.
FRESH BAKING BEGETS FRESH THINKING. IT'S HOW WE START THE DAY.

3 

WE DO PRIME-TIME NETWORK ADS IN ALL 50 STATES.
THIS IS BIG LEAGUE STUFF...WE ARE *IN* THE HOUSE.

4 

WE HAVE STRONG PRICE VALUE—WITH UPSCALE PRICE ELASTICITY.
OUR COMPETITORS CHARGE MORE FOR LESS. WE WON'T UNDERESTIMATE OUR CUSTOMERS...EVER. THAT'S HOW WE STAY AHEAD OF THE CURVE.

5 

WE HAVE EXCELLENT COST OF GOODS SOLD.
WE ARE ALL ABOUT VALUE, FROM THE FRONT OF THE HOUSE, TO THE BACK OF THE HOUSE.

6 

WE'VE HAD SUCCESS WITH BOTH SANDWICHES AND PIZZAS.
NO ONE HIT WONDER HERE. AND WE'VE GOT MORE. MUCH MORE...

7 

WE DO DRIVE-THRU: WE DELIVER SPEED, CONVENIENCE & QUALITY.
WE'RE NOT ONE OF THOSE HIGH-PRICED, KNOCK-OFF, "EURO-SOUP" CAFES. WE DO NICE. WE DO REAL. (WE'RE REAL NICE.)

8 

WE HAVE POWERFUL PARTNERSHIPS.
AS IN: COCA-COLA, IBM, HEINZ, PILLSBURY, INTERNATIONAL MULTIFOODS...

9 
POTATO CHIPS
Schlotzsky's Deli

WE ALSO HAVE OUR BRAND IN THE GROCERY CHANNEL.
WE'RE IN WAL-MART SUPERCENTERS, COSTCO, AND MANY OTHERS. THAT MEANS MORE BRAND AWARENESS.

10

WE HAVE AN ENVIABLE 31-YEAR HISTORY & A GREAT BRAND.
WE HAVE CREDIBILITY & CUSTOMER LOYALTY. WE'RE TALKING ORIGINAL & AUTHENTIC CULT APPEAL. YOU CAN BET ON IT.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 0-27008

SCHLOTZSKY'S, INC.

(Exact name of registrant as specified in its charter)

Texas	**74-2654208**
(State or other Jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

203 Colorado Street, Austin, Texas 78701
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (512) 236-3600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	NASDAQ National Market

Securities registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒.

The aggregate market value of the voting stock held by non-affiliates of the registrant as of March 26, 2002, was approximately $32,780,642 based upon the last sales price on March 26, 2002, on the Nasdaq National Market System for the Company's common stock. Registrant had 7,284,164 shares of Common Stock outstanding on March 26, 2002.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission not later than 120 days after the close of the registrant's fiscal year are incorporated by reference into Part III of this Form 10-K.

SCHLOTZSKY'S, INC.

Index to Form 10-K
Year Ended December 31, 2001

PART I

ITEM 1. BUSINESS

INTRODUCTION

Schlotzsky's, Inc., a Texas corporation and successor to a business founded in 1971, is a franchisor and operator of fast casual upscale specialty sandwich restaurants that feature made-to-order sandwiches with unique sourdough buns. Schlotzsky's operates through a network, as of December 31, 2001, of 674 franchised and Company-owned restaurants which generated systemwide sales of approximately $423.2 million for the year ended December 31, 2001.

Schlotzsky's® Deli restaurants offer a menu of distinctive, high quality foods featuring Schlotzsky's proprietary breads, complemented by excellent customer service in a visually appealing setting. Our bread is baked fresh from scratch every day for every restaurant. Our menu includes a minimum of 15 sandwiches on four types of buns, a minimum of ten sourdough crust pizzas, chips, salads, soups and other side items, fresh baked cookies and other desserts, and beverages.

Schlotzsky's operates through two business segments:

- Restaurant Operations, which includes long-term portfolio restaurants operated by the Company for the purposes of market leadership and redevelopment of certain markets, demonstrating profit potential and key operating metrics, operational leadership of franchise system, product development, concept refinement, product and process testing, training, building brand awareness, and available for sale restaurants developed for or acquired from franchisees.
- Franchise Operations, which encompasses franchising of restaurants, assisting franchisees in the development of restaurants, providing franchisee training and operating the national training center, communications with franchisees, conducting regional and national franchisee meetings, developing and monitoring supplier and distributor relationships, planning and coordinating advertising and marketing programs and the licensing of Schlotzsky's® Deli brand products for sale to the franchise system and retailers.

See Note 16 to the Consolidated Financial Statements for financial information regarding the Company's business segments.

As used in this report, the terms "Company" and "Schlotzsky's" refer to Schlotzsky's, Inc. and its subsidiaries unless the context indicates otherwise.

The Company's principal executive offices are located at 203 Colorado Street, Austin, Texas 78701, and its telephone number is (512) 236-3600.

Schlotzsky's, Inc. was formed effective January 1, 1993, when several predecessor entities were merged into the Company and two wholly-owned subsidiaries, Schlotzsky's Restaurants, Inc. and Schlotzsky's Real Estate, Inc., both Texas corporations. The Company's other subsidiaries, which are directly or indirectly wholly-owned, are Schlotzsky's Brands, Inc., SGC Construction Corporation, DFW Restaurant Transfer Corp., 56th and 6th, Inc. and RAD Acquisition Corp. (all Texas corporations) and SREI Turnkey Development, L.L.C., a Texas limited liability company, Schlotzsky's Brands I, L.L.C., a Delaware limited liability company, and Schlotzsky's Brand Products, L.P., a Texas limited partnership.

SCHLOTZSKY'S® DELI SYSTEM

At December 31, 2001, the Schlotzsky's® Deli system included 33 Company-owned restaurants and 641 franchised restaurants located in 38 states, the District of Columbia and eight foreign countries. Of the Company-owned restaurants, there were 15 restaurants that the Company intends to own and operate on a long-term basis, including two restaurants opened in the Austin area in the fourth quarter of 2001. The other 18 restaurants were developed for or acquired from franchisees and are being operated as available for sale until they are re-franchised or incorporated into the Company's long-term restaurant portfolio. The Company's revenues were approximately $61.9 million for 2001 and $59.2 million for 2000. Systemwide sales for all restaurants were approximately $423.2 million for 2001 and $429.4 million for 2000. Systemwide sales are based on reported sales of franchised restaurants, as well as Company-owned restaurants, and are a principal driver of Company revenue because royalty revenue is based on the sales of franchised restaurants. Weighted average annual store sales for all restaurants in the system were approximately $606,000 and $594,000 for 2001 and 2000, respectively. Weighted average annual store sales for Company-owned restaurants were approximately $994,000 and $979,000 in 2001 and 2000, respectively. Weighted average annual store sales for Schlotzsky's® Deli restaurants in the Company's long-term portfolio group were approximately $1,491,000 and $1,433,000 in 2001 and 2000, respectively.

STRATEGY

The Company's primary objective is to become a leader in the fast casual upscale sandwich segment of the restaurant industry in the United States. The key elements of its strategy are to: offer a differentiated menu of distinctive, high quality foods featuring the Company's proprietary breads, continually updated through menu engineering, complemented by excellent customer service; assist its franchisees to develop visually appealing and well designed restaurants, with well engineered kitchens, in high visibility locations in a variety of designs; develop a strong network of motivated franchisees; increase awareness of the Schlotzsky's® brand through enhanced marketing and Schlotzsky's® Deli brand products; and further develop the concept and provide leadership in selected markets through a limited number of Company-owned restaurants. The Schlotzsky's® Deli system initiated national television advertising in the Spring of 1999.

Menu of Distinctive, High Quality Products. Schlotzsky's® Deli restaurants offer a differentiated menu of distinctive, high quality foods featuring the Company's proprietary breads, complemented by excellent customer service. The menu features made-to-order sandwiches with buns that are baked fresh from scratch every day for every restaurant. The Schlotzsky's® Original sandwich, which was introduced in 1971, is a variation of the muffaletta sandwich made with three meats (lean ham, Genoa salami and cotto salami), three cheeses (mozzarella, cheddar and parmesan), garlic sauce, mustard, marinated black olives, onion, lettuce and tomato on a toasted sourdough bun. The Schlotzsky's® Original sandwich continues to be the most popular item on the restaurant menu. Schlotzsky's® Deli restaurants now offer an expanded menu with a minimum of 15 sandwiches on four types of buns, a minimum of ten sourdough crust pizzas, salads, soups, chips and other side items, fresh baked cookies and other desserts, and beverages. All menu items are available for dine-in and carry-out customers. Many restaurants also offer drive-thrus and catering. The menu has been engineered to provide excellent price value to the customer while maintaining competitive cost of sales percentages. While pricing is determined by each restaurant operator, at most locations, small sandwiches generally range in price from $3.07 to $4.04, regular sandwiches generally range in price from $4.04 to $5.04, and eight-inch pizzas are generally priced between $3.89 and $4.79.

Visually Appealing Restaurants. The Company has developed well-designed standard restaurant plans that promote a visually appealing exterior and comfortable interior. The plans provide for a well-engineered kitchen and a state-of-the art point-of-sale system that enhances speed of service for made to order sandwiches and pizzas. The plans accommodate a variety of restaurant environments and sizes, including 2,800 to 3,200 square foot shopping center locations and 3,200 to 3,700 square foot freestanding buildings. The plans accommodate drive-thrus and Cool Deli® stations, which provide free computer and Internet access for customers. The Company encourages franchisees to develop restaurants with high visibility and easy access. The Company believes the location of a restaurant is important to its success and works with area developers and franchisees to identify superior restaurant locations. Current designs for new Schlotzsky's® Deli freestanding restaurants are typically 3,200 square feet and generally include drive-thrus. Current designs for new shopping center locations are approximately 2,800 to 3,200 square feet and incorporate most of the features of the freestanding restaurants. The Company had implemented its Turnkey program in 1995 as a means of accelerating the development of high visibility freestanding restaurants and capitalizing on the Company's experience in evaluating restaurant sites by providing a variety of services, from securing the site to development and construction of the restaurant. The Turnkey program provided development assistance and financing. The Turnkey program was terminated in 2000.

Area Developers. The Company has 24 area developers as well as one regional service representative trained to assist the Company in maintaining its system of franchised restaurants in the United States. Historically, area developers have been required to recruit franchise candidates and meet specific restaurant opening schedules in order to maintain their development rights. Area developers' compensation is generally based on a portion of franchise fees and royalties from restaurants in their territories and, thus, area developers are motivated to help develop their markets and monitor operating performance. Over the past three years, the Company has contracted with several area developers to reduce their compensation, which is usually based on a portion of franchise fees and royalties, in return for cash or the combination of cash and a promissory note, to focus their efforts on franchise services rather than franchise sales. As a result, restaurant opening schedules for these area developers were eliminated and certain service requirements were reduced. By utilizing its area developer network, the Company believes that it can effectively support a growing number of franchised restaurants while controlling its overhead costs. Generally, area developers whose agreements were not revised are required to recruit franchisee candidates and meet specific restaurant opening schedules in order to maintain their development rights.

Motivated Franchisees. The Company has focused on developing a strong network of owner-operator franchisees. The Company believes that a motivated franchisee is an essential key to the success of a restaurant. The Schlotzsky's® Deli system consists primarily of franchised restaurants, owned and managed by entrepreneurial franchisees. The Company has sought franchisees who are committed to providing on-site supervision of restaurant operations. As the Schlotzsky's® Deli concept has developed, in addition to owner-operator franchisees, the Company also seeks experienced multi-unit operators who will operate several restaurants in a market. As of December 31, 2001, out of approximately 425 franchisees with operating restaurants, six franchisees have more than five restaurants each and, in the aggregate, account for approximately 7.0% of the franchised restaurants in the system.

Increased Brand Awareness. The Company seeks to become a well-known national brand. Through the Schlotzsky's National Advertising Association, Inc., the Company utilizes national network television and cable advertising, as well as freestanding inserts and direct mail to present its message to consumers. The national network television and cable advertising began in Spring 1999. Local advertising groups also perform advertising and marketing activities in their local markets. The Company also enhances brand awareness through a line of Schlotzsky's® Deli brand products which are used by the restaurants in the system in preparing food and, in some cases, sold in the restaurants for home consumption. Schlotzsky's® Deli brand products, including potato chips, meats, cheeses, soups and condiments, are available for retail purchase in the Walmart Superstores, certain Costco wholesale club stores, as well as certain grocery and other retail chains. The Company is continuing to seek increased brand awareness through distribution in additional retail outlets and markets and is exploring additional products for inclusion in this program.

Company-Owned Restaurants. The Company opened its Marketplace restaurant and national training center in Austin, Texas in 1995, and it has continued to expand its portfolio of Company-owned and operated locations over the past few years, particularly as the result of the 1999 acquisition of certain stores in Austin, Texas, and the rights to develop that market. The Company operates, as of December 31, 2001, 15 restaurants that it intends to own and operate on a long-term basis. These restaurants are operated primarily for market leadership, product and process development, concept refinement, training, and building brand awareness. Eleven of these restaurants are in the Austin area; two in College Station,

Texas; one in Houston, Texas; and one in suburban Atlanta, Georgia. Three of these restaurants (two in Austin and one in Houston) are Marketplace restaurants, which are operated for research and development and training and, along with a Schlotzsky's® Deli, include a full bakery producing pastries, muffins and other baked goods for sale in the Marketplace restaurant and in the coffee bar section of certain other Company-owned restaurants. The Company expects to open additional Company-owned restaurants for market leadership purposes, beginning with key markets in its home state of Texas.

The Company also operates 18 other restaurants developed for or acquired from franchisees on a purchase or lease basis, which it does not currently consider to be part of its long-term portfolio of Company-owned units. These restaurants are classified as "Restaurants Available for Sale". Four of these restaurants are located in Georgia, three in Texas, two in Minnesota and one each in Utah, Alabama, Arizona, Arkansas, New Mexico, Mississippi, North Carolina, Tennessee, and New York. In the normal course of business, the Company expects to acquire additional restaurants from franchisees and refranchise certain of these restaurants.

SCHLOTZSKY'S® DELI RESTAURANT LOCATIONS

At December 31, 2001, the Schlotzsky's® Deli system consisted of 674 restaurants open and operating in 38 states, the District of Columbia, and eight foreign countries. At December 31, 2000 and 1999, the system included 711 and 743 restaurants open and operating, respectively.

RESTAURANT LOCATIONS AS OF DECEMBER 31, 2001

Location	Number of Restaurants
United States:	
Texas	197
Georgia	30
North Carolina	30
Tennessee	28
Arizona	27
Illinois	25
Wisconsin	22
Michigan	21
Indiana	20
Colorado	20
Florida	18
Oklahoma	18
Alabama	16
South Carolina	16
California	14
Kansas	13
Missouri	13
Minnesota	11
New Mexico	11
Ohio	10
Arkansas	9
Louisiana	9
Oregon	9
Utah	9
Nevada	8
Virginia	7

Location	Number of Restaurants
Mississippi	6
Washington	6
Idaho	5
Kentucky	5
Nebraska	5
West Virginia	4
South Dakota	3
North Dakota	2
Pennsylvania	2
Alaska	1
District of Columbia	1
Hawaii	1
New York	1
Total Domestic	**653**
International:	
Turkey	6
Malaysia	4
China	3
Argentina	2
Guatemala	2
Morocco	2
Canada	1
Germany	1
Total International	**21**
Total Domestic & International	**674**

RESTAURANT DEVELOPMENT

The Company maintains a Real Estate Services group that performs market development planning, restaurant site analysis, restaurant design and cost analysis. This group also serves as construction manager for new Company-owned restaurants.

Restaurant development is generally the responsibility of the restaurant operators, whether a franchisee or the Company for Company-owned restaurants. The Company had instituted the Turnkey program, which was terminated in 2000, to assist franchisees in obtaining sites and to achieve more rapid development of new restaurants, especially in selected major markets. Under the Turnkey program, the Company would typically perform various services including site selection, feasibility analysis, environmental studies, site work, permitting, and construction management, receiving a fee for these services. The Company at times would assign its earnest money contract on a site to a franchisee, an area developer, or a third-party investor, who then assumed responsibility for developing the restaurant. The Company would at other times purchase or lease a selected site, construct a Schlotzsky's® Deli restaurant on the site and sell, lease or sublease the completed restaurant to a franchisee, or sell the restaurant to an investor who leased the restaurant to the franchisee. Approximately 125 restaurants developed under the Turnkey program were in operation at December 31, 2001.

Through 1997, the Company often provided credit enhancement in the form of limited guarantees on franchisees' leases for leased locations sold to investors under the Turnkey program.

Beginning in 1998, the Company encouraged ownership of the real estate by its franchisees through a mortgage loan program provided under the Turnkey program. Under the mortgage program, the Company sometimes provided interim financing to the franchisee to purchase a restaurant built under the Turnkey program or to purchase land and construct the building for a new restaurant. The interim loan was typically either sold to, or refinanced by, an institutional lender. The Company typically provided credit enhancement for the franchisee in the form of a limited guaranty in favor of the lender. The Company sometimes also made a long-term loan to the franchisee for a portion of the cost of the restaurant. These loans were usually subordinated to the institutional lenders.

Although the Turnkey program has been cancelled, the Company expects that it may provide, in certain instances, guarantees or loans or take on an equity interest in franchisees, particularly those who purchase restaurants available for sale from the Company.

FRANCHISING

The Company has generally adopted the strategy of franchising, rather than owning, most restaurants. The Company believes that franchisees who own and operate restaurants are typically more highly motivated and are generally able to manage stores more efficiently than manager-employees. Moreover, franchising allows the Company to expand the number of restaurants and penetrate markets more quickly and with less capital than developing Company-owned restaurants. Area developers play a role in the Company's franchising program in certain territories by recruiting qualified franchisees and by monitoring and providing support to franchised restaurants.

Area Developers. The Company's 16 area developers who have retained their original service obligations recruit and qualify franchisees according to criteria developed by the Company. Once a franchisee is approved by the Company, the area developer works with the Company to assist the franchisee in site selection, training, restaurant design and layout, construction, and obtaining financing. Such area developers provide restaurant opening assistance, monitor restaurant performance and compliance with product and service quality standards established by the Company, and help to coordinate cooperative advertising within their territories. The Company typically pays compensation to area developers who retained their original service obligations based on 50% of all franchise fees paid by franchisees in their territories. In addition, the Company also pays these area developers compensation generally based on 2.5% of franchisees' restaurant sales, constituting approximately 42% of the royalties received under franchise agreements providing for 6% royalties.

Compensation payable to the other 8 area developers have been reduced to approximately 1.25% of franchisees' restaurant sales, or approximately 21% of royalties, as a result of several transactions completed over the past three years to reduce the area developers' royalty rights and duties. During 1999, the Company assumed territory management responsibility for its largest area developer in conjunction with an option to buy its territories. Under this arrangement, as amended, net compensation paid to the area developer was reduced to 1% of franchisees' restaurant sales effective October 31, 1999, and escalate to 2% by June 30, 2002, compared to the former 2.5% rate. The Company may enter into additional transactions with area developers as opportunities become available and the economics of the transactions are appropriate, but there can be no assurance that such transactions will occur.

Area developers are not required to own or operate restaurants, although some of them are also franchisees, or have investments in franchisees under separate franchise agreements. Area developers are granted exclusive rights to one or more market territories in the United States, typically for a term of 50 years. Each area developer has paid the Company a nonrefundable fee for the development rights for a market, generally with a cash down payment and the balance of the fee represented by a note.

Area development agreements are assignable only with the prior written consent of the Company, and consents have been granted from time to time. The Company retains a right of first refusal with respect to any proposed sale of rights by the area developer. Area developers typically commit to a restaurant opening schedule for each territory. The Company has agreed to extend or waive restaurant opening schedules for certain area developers under certain conditions, and has eliminated the schedules for those whose compensation is reduced. If an area developer fails to meet its obligations, the Company can terminate or repurchase its territory.

In addition to the area developers, the Company has appointed a regional service representative to provide certain ongoing services to franchisees in certain territories.

Franchisees. The Company believes the full-time involvement of owners in daily restaurant operations is critical to the success of a franchise. The Company has focused on franchisees who would operate no more than four restaurants, located within a single market. The Company prefers on-premise owner-operators as franchisees rather than passive investors. As the Schlotzsky's® Deli concept has developed, in addition to owner-operator franchisees, the Company also seeks experienced, well-capitalized multi-unit operators who will operate a larger number of restaurants. Franchisees are selected on the basis of various factors, including business background, experience and financial resources. Because the cost of building and equipping a Schlotzsky's® Deli restaurant is substantial, franchisees must make certain minimum investments in their restaurants and typically must have substantial cash resources or a relatively high net worth to obtain financing to build and equip restaurants. While certain area developers identify and recruit potential franchisees, all franchisees must be approved by the Company.

Franchise Agreements. The Company enters into an agreement with each franchisee granting the franchisee the right to develop a restaurant within a defined area market over a defined period of time. In most cases, the Company has reserved the right to license sales of sandwiches, pizzas and other products in alternative retail outlets or special event venues. Once a site for a restaurant has been selected by the franchisee and accepted by the Company, additional documentation specifying that site is signed. Under the Company's current standard franchise agreement, the franchisee is required to pay a franchise fee of $30,000 for the franchisee's first restaurant and $20,000 for any additional restaurant. The initial franchise fee is payable at the time of signing the agreement. The current standard franchise agreement provides for a term of 20 years (with one ten-year renewal option) and payment of a royalty of 6% of sales. The Company is offering an incentive program to its existing franchisees which provides for a franchise fee of $1,000 and reduced royalties for varying periods for franchisees who commit to a site for a new restaurant in 2002 and open that restaurant by March 31, 2003. As of December 31, 2001, approximately 9% of domestic franchised restaurants operated under older franchise agreements and were paying a royalty of 4% of sales.

The Company has the right to terminate any franchise agreement for certain specific reasons, including a franchisee's failure to make payments when due or failure to adhere to the Company's policies and standards. Many state franchise laws, however, limit the ability of a franchisor to terminate or refuse to renew a franchise. See "Government Regulation."

Franchisee Training and Support. Each franchisee is required to have a principal operator approved by the Company who satisfactorily completes the Company's training program and who devotes full business time and efforts to the operation of the franchisee's restaurants. Franchisees may also enroll each restaurant manager in the Company's training program. The Company provides training at operating Schlotzsky's® Deli restaurants in various locations and at its flagship Schlotzsky's® Marketplace restaurant in Austin, Texas, which includes classroom facilities. Franchisees are required to pass a minimum skills test before they begin operating their first restaurant. An on-site training crew is provided by the Company or an area developer for three days before and two days after the opening of a franchisee's first restaurant. The Company and its area developers maintain ongoing communication with franchisees, by providing updated operating and marketing information.

Franchised Restaurant Operations. All franchisees are required to operate their restaurants in compliance with the Company's policies, standards and specifications, including matters such as menu items, ingredients, materials, supplies, services, fixtures, furnishings, decor and signs. Food preparation is standardized and includes baking buns, slicing meat, cheese and produce, and heating sandwiches and pizzas. Franchisees are expected to be actively involved in monitoring operations at each of their restaurants. Although the Company suggests menu pricing, each franchisee has full discretion to determine the prices to be charged to its customers. Franchised restaurants are periodically inspected by area developers and the Company's field service representatives to monitor compliance with the Company's standards and specifications as set forth in the franchise agreement and the Company's manuals.

Reporting. Most Schlotzsky's® Deli franchisees are required to report weekly sales and other data to the Company. Other franchisees are required to report monthly. Generally, 6% royalties are payable weekly by automatic bank drafts and 4% royalties are payable monthly by check under the applicable franchise agreements. Although the Company has the right to audit franchisees, and does so occasionally, it relies primarily on voluntary compliance by franchisees to accurately report sales and remit royalties.

International Master Licensees. The Company has granted nonassignable rights to develop restaurants in certain foreign countries to master licensees. A master licensee is typically licensed for 50 years to use the Schlotzsky's trademarks in a designated territory and may grant area development rights and franchises in that territory. Unlike area developers, master licensees contract directly with franchisees, and the Company delegates the selection of franchisees and approval of sites to the master licensees. When a master license is granted, the master licensee pays the Company a negotiated, nonrefundable license fee. The Company has typically received a portion of the master license fee in cash when the master license is signed, with the balance payable with interest under a promissory note. Typically, under its master license agreements, the Company receives one-third to one-half of any sublicense and franchise fees and one-third of any royalties received by the master licensee. All amounts payable to the Company by the master licensees must be paid in U.S. dollars. As of December 31, 2001, master licenses were in effect covering 26 foreign countries. As with area developers, if master licensees fail to meet their obligations, the Company can terminate their rights or repurchase their territories. Master licensees are subject to various laws and regulations regarding franchising in their territories and are responsible for complying with these laws and regulations.

RESTAURANT LOCATION AND DESIGN

The Company and its area developers often assist franchisees in selecting restaurant sites. Franchisees are responsible for selecting restaurant locations acceptable to the Company. Site selection criteria are based on accessibility and visibility of the site and selected demographic factors, including population, residential and commercial density, income, age and traffic patterns. The Company prefers that franchisees select sites to maximize restaurant visibility and sales potential. The Company has developed plans to accommodate a variety of restaurant environments and sizes. The table below indicates the mix of restaurant site types over the past five years:

Restaurant Type	Restaurants In Operation As of December 31, 1996	Restaurants Opened Between January 1, 1997 and December 31, 2001	Restaurants In Operation As of December 31, 2001
Freestanding	40.5%	76.3%	59.2%
Shopping Center	45.9	15.5	31.3
Other	13.6	8.2	9.5
Total	100.0%	100.0%	100.0%

The Company has developed a variety of standard restaurant designs and specifications for freestanding and shopping center restaurants which it makes available for use by franchisees. These designs may be adapted to existing restaurants and other retail spaces. Franchisees must obtain the

Company's authorization before building a restaurant, which must comply with the Company's standard designs.

RESTAURANT COST

The cost to a franchisee of developing a standard 3,200 square foot Schlotzsky's® Deli restaurant with drive-thru is approximately $1,600,000, including land, building, equipment and fixtures, with the largest variable being land development cost (land and site work). Shopping center restaurants cost approximately $400,000 (assuming landlord contribution of $36,000) and vary based on the level of landlord contribution to construction costs. Capital requirements to open a restaurant vary depending on whether the restaurant is owned or leased and on the specific terms of the related loan or lease agreement.

FRANCHISEE FINANCING

The Company is not obligated to, and does not intend to, provide financing to franchisees for the costs of developing and opening restaurants. Both the Company and area developers may assist franchisees in obtaining financing by identifying potential third-party financing sources. Certain institutional lenders have designed loan and leasing programs specifically for Schlotzsky's® Deli franchisees. The Company has also identified certain Small Business Administration and conventional lenders which have made loans to Schlotzsky's® Deli franchisees. No lenders are committed to provide any financing to franchisees and there can be no assurance that franchisees will be able to finance their costs of developing restaurants on suitable terms.

The Company may from time to time agree to guarantee certain franchisees' obligations to lenders or lessors or subordinate all or a portion of royalties or notes receivable from such franchisees to the obligations of franchisees on such loans or leases. The guarantees may provide for a limited number of payments or limited time period during which the Company may be required to perform on its guarantee.

As of December 31, 2001, the Company had guaranteed an aggregate of approximately $25.6 million of franchisee obligations, which is principally comprised of real estate leases and mortgages, as well as equipment leases and other obligations of its franchisees.

PURCHASING

The Company develops specifications and approves suppliers for equipment, furniture, merchandising displays, food and other supplies. Approximately 78% of overall purchases of goods used in daily operations by the Schlotzsky's® Deli restaurants are available from International Multifoods Corporation. The Company believes that comparable goods would be available to the Schlotzsky's® Deli system at competitive prices from numerous other suppliers.

SCHLOTZSKY'S® DELI BRAND PRODUCTS

The Company has licensed certain manufacturers to produce Schlotzsky's® Deli brand meats, cheeses, potato chips and other products. The Company receives licensing fees from these manufacturers based on their sales of brand products to distributors, who in turn sell to Schlotzsky's® Deli restaurants. While franchisees are not required to purchase brand products, other than the Company's proprietary flour mixes and paper products, the Company believes that most franchisees prefer them because they are of equal or superior quality compared to other brand name products and generally are less expensive than the products available from other approved sources. In addition, some brand products can be sold at restaurants for home consumption, enhancing brand awareness and providing franchisees with additional sales opportunities.

Since 1999, the Company has also licensed certain brand products for sale outside of the restaurant system. Schlotzsky's® Deli brand potato chips, meats, cheeses, soups and condiments are available for distribution in the retail sector. As of December 31, 2001, potato chips, packaged meats and cheeses, soups and condiments are available in the domestic superstore division of one of the world's largest retailers and in certain locations of a national warehouse club, several regional supermarket chains and other retail outlets in selected markets. The Company is continuing to seek distribution in additional retail outlets and markets and is exploring additional products for inclusion in this program.

MARKETING

Domestic franchised and Company-owned restaurants contribute 1% of gross sales to Schlotzsky's N.A.M.F., Inc. ("NAMF"), a non-profit corporation administered by the Company. NAMF funds are used as a production fund to develop and produce radio and television commercials and print advertising for use in national and local marketing, and for in-store graphics and promotions. Any excess funds are utilized to purchase media placement. NAMF has developed advertising campaigns for use by franchisees centered around various slogans, such as FUNNY NAME. SERIOUS SANDWICH.® NAMF's contract field marketing representatives coordinate local and regional advertising campaigns and promotions for area developers and franchisees.

In addition, franchisees are required by the terms of their franchise agreements to spend at least 3% of their restaurant's gross sales on advertising and the Company encourages them to spend more than the minimum. Effective January 1, 1999, the Company began collecting 1.75% of such 3% for national television advertising provided through Schlotzsky's National Advertising Association, Inc. ("NAA"), a non-profit corporation also administered by the Company. National advertising was initiated during the Spring of 1999. Effective January 1, 2001, NAA began collecting 2% of gross sales and also provided a national free-standing newspaper insert program along with national television advertising, and in 2002 will commence direct mail programs. The remainder of the 3% is spent locally by individual franchisees or by local advertising groups formed in order to maximize the benefits of local advertising for members. Company-owned restaurants contribute to NAA and to local advertising groups on the same basis as franchised restaurants.

COMPETITION

The food service industry is intensely and increasingly competitive with respect to concept, price, location, food quality and service. There are many well-established competitors with substantially greater financial strength, market share, media presence, points of distribution and other resources than the Company. Such competitors include a large number of national, regional and local food service companies, including fast food and quick-service restaurants, fast casual dining restaurants, casual dining restaurants, delicatessens, pizza restaurants and other dining establishments. There are also new and growing competitors in the fast casual upscale sandwich category in which the Company primarily operates. Some of the Company's competitors have been in business longer than the Company and are better established in markets where Schlotzsky's® Deli restaurants are or may be located. The Company believes that it competes for franchisees with franchisors of other restaurants and various concepts.

Schlotzsky's® Deli restaurants compete primarily on the basis of distinctive, high quality food, comfortable atmosphere and convenience, complemented by excellent customer service. The Company believes that Schlotzsky's® Deli restaurants provide the quick service and convenience of fast food restaurants while offering more distinctive food and a more comfortable atmosphere. Pricing is designed so that customers perceive good value (high quality food at reasonable prices), even though Schlotzsky's® Deli menu prices are typically higher than certain competitors' prices.

Competition in the food service business is affected by changes in consumer taste, economic and real estate conditions, demographic trends, traffic patterns, the cost and availability of qualified labor, product availability and local competitive factors. The Company and its area developers attempt to assist franchisees in managing or adapting to these factors, but no assurance can be given that some or all of these factors will not adversely affect some or all Schlotzsky's ® Deli restaurants.

TRADEMARKS AND TRADE SECRETS

The Company owns several trademarks registered with the United States Patent and Trademark Office, including the name "Schlotzsky's"®. The Company has also registered or applied to register trademarks in several foreign countries. The potential duration of trademarks is generally unlimited, subject to continued use and registration renewals. The flour and bread recipes and techniques currently used in Schlotzsky's® Deli restaurants are based on a modification of the Company's original recipe developed jointly by the Company and Pillsbury Company. These and other recipes and techniques are protected by the Company and its suppliers as trade secrets. The Company has not sought patent protection for these recipes, and it is possible that competitors could develop recipes and techniques that duplicate or closely resemble those of the Company. The Company considers its trademarks and trade secrets to be materially important to its business and a key to its strategy of differentiation.

GOVERNMENT REGULATION

The Company must comply with regulations adopted by the Federal Trade Commission (the "FTC") and with several state laws that apply to the offer and sale of franchises, including those requiring that prospective franchisees receive a franchise offering circular containing certain prescribed information. The Company must also comply with several state laws that regulate certain substantive aspects of the franchisor-franchisee relationship, including those requiring the franchisor to deal with its franchisees in good faith; prohibiting interference with a right of free association among franchisees; regulating discrimination among franchisees with regard to charges; restricting the development of new restaurants within certain distances from existing franchised restaurants; or restricting a franchisor's rights to terminate a franchise agreement by requiring "good cause" to exist, advance notice given to the franchisee, an opportunity to cure any default, or repurchase the franchisee's inventory or other compensation. To date, these laws have not precluded the Company from seeking franchisees in any state and have not had a material adverse effect on the Company's franchise operations.

The Company and its franchisees, in the operation of their Schlotzsky's® Deli restaurants, must comply with federal, state and local laws and regulations regarding health, sanitation, safety, fire, zoning, environment, wages, working hours, working conditions, disabilities, and alcoholic beverages (where applicable). Any failure to comply with such laws or to obtain or maintain applicable permits can adversely impact or prevent the opening or continued operation of a restaurant. To date, the business of the Company has not been materially affected by any such noncompliance. Compliance with environmental and other laws has impacted the cost of new restaurants, but the Company believes it has not prevented development of new restaurants. Many employees in Schlotzsky's® Deli restaurants receive compensation at rates related to the federal minimum wage and, accordingly, increases in the minimum wage increase labor costs at those locations.

EMPLOYEES

As of December 31, 2001, the Company employed 142 full-time equivalent personnel at its corporate headquarters or as field personnel and 855 personnel at Company-owned restaurants. None of the Company's employees is covered by a collective bargaining agreement or is represented by a labor union. The Company believes its relationship with its employees is good.

FORWARD-LOOKING STATEMENTS

This report contains statements that are not historical information and are considered "forward-looking statements," as defined under the federal securities laws. Forward-looking statements may also be included from time to time in other written and oral communications by the Company and its authorized representatives. Forward-looking statements include, but are not limited to, those related to: the Company's business and growth strategies; new restaurant development; sales, costs and earnings projections; the sufficiency of operating cash flows, working capital and borrowings for the Company's future liquidity and capital resource needs; the results of pending or threatened legal proceedings; the future declaration and payment of dividends; the disposition of restaurants available for sale; the availability of financing for the Company and its franchisees; future distribution of Schlotzsky's® Deli brand products; and the expected recruitment of multi-unit operators as franchisees. Although forward-looking statements reflect the Company's expectations based on then-current information, shareholders and prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company undertakes no obligation to update any forward-looking statements. There can be no assurance that forward-looking statements will actually be achieved. Actual future results may be materially different from the forward-looking statements because of various risks and uncertainties, including but not limited to those identified in this report under the heading "Risk Factors."

RISK FACTORS

In addition to the other information contained in this report, the following factors should be considered carefully in evaluating the Company:

New Restaurant Strategy. The Company has initiated several measures to encourage the opening of new Schlotzsky's® Deli restaurants by its franchisees, including an updated shopping-center model restaurant, a special incentive program offering reduced franchise fees and royalties for certain new restaurants opened by existing franchisees, and increased advertising aimed at prospective franchisees. Although the Company believes these actions are appropriate, there can be no assurance they will result in the opening of more restaurants. During 1999, 2000 and 2001, the Company and its franchisees opened 66, 32 and 18 new Schlotzsky's® Deli restaurants, respectively. The number of openings and the performance of new restaurants will depend on various factors, including: the availability of suitable sites for new restaurants; the ability to recruit financially and operationally qualified franchisees; the ability of franchisees to negotiate acceptable lease or purchase terms, obtain required capital, meet construction schedules, and hire and train qualified store personnel; the establishment of brand awareness in new markets; and the ability of the Company to manage anticipated growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview."

Reliance on Area Developers. The Company relies on certain area developers along with its own staff to recruit qualified franchisees and to perform quality inspections of franchised restaurants. Area developers are independent contractors, and are not employees of the Company. Although most area developer agreements originally specified a schedule for opening restaurants in their territories, the Company eliminated the development schedule for several area developers in connection with the negotiated reduction of their percentage of future franchise fees and royalties, and the Company has also agreed in the past to extend or waive development schedules for certain other area developers. The Company provides training and support to area developers, but the quality of restaurant operations in their territories may be diminished by certain area developers' lack of restaurant operations experience. It may be difficult for the Company to enforce or terminate its area development agreements with area developers who fail to meet development schedules, inspection standards or other requirements, limiting the ability of the Company to succeed in the territories of such area developers. In the past three years, the Company has negotiated transactions with certain area developers to reacquire their territories or to reduce their responsibilities along with their percentage of fees and royalties. As a result, the Company's success in those territories increasingly depends on its ability to perform functions that it had previously relied upon or shared with area developers to perform. See "Business—Franchising."

Dependence on Franchising Concept. Because royalties from franchised restaurants are a principal component of the Company's revenue base, the Company's performance depends upon the ability of its franchisees to capitalize on and properly execute the Schlotzsky's® Deli concept. The operation of a Schlotzsky's® Deli restaurant requires a franchisee's significant and continued effort in areas such as product quality, customer service, employee training, local marketing and cost controls. The Company believes that the costs for a franchisee to open a Schlotzsky's® Deli restaurant, including the cost to purchase or lease real estate that meets the Company's site selection criteria, are higher than the restaurant opening costs of certain competing concepts. This necessarily limits the number of persons who are qualified to be franchisees of the Company. The Company has established criteria to use in evaluating prospective franchisees, as well as training programs to assist in the operations of restaurants by franchisees, but there can be no assurance that franchisees will successfully open and operate Schlotzsky's® Deli restaurants consistent with the Company's expectations. Since franchisees are independent business owners, they make their own decisions regarding new restaurant openings and whether to close existing restaurants. There can be no assurance that franchisees will open additional restaurants or continue operations of existing restaurants. During 2001, 2000 and 1999 franchisees closed 73, 91 and 61 restaurants, respectively. See "Business—Franchising."

The Company is subject to various state and federal laws relating to the franchise relationship. The failure by the Company to comply with these laws could subject the Company to liability to franchisees and sanctions by governmental authorities. The Company believes that the franchising industry is experiencing an increasing trend of franchisees filing complaints with government authorities and instituting lawsuits against franchisors, claiming unlawful or unfair trade practices or breach of express or implied agreements. While the Company's experience is consistent with the trends in the industry, the Company believes that it is in material compliance with these laws and regulations and its agreements with franchisees. See "Business—Government Regulation" and "Legal Proceedings."

Schlotzsky's® Deli Brand Licensing Fees. During the past four years, the Company's revenue from Schlotzsky's® Deli brand licensing fees (brand contribution) has increased significantly as the volume of systemwide sales has increased, terms with certain major suppliers have been renegotiated, and franchisees have increased their voluntary participation in the Company's purchasing programs. In addition, Schlotzsky's® Deli brand potato chips, meats, cheeses, soups and other products have been licensed for sale in grocery stores and other retail outlets. The Company will continue to explore other retail channels or areas of distribution for some of its brand products, but there can be no assurance that the Company will achieve any significant or consistent revenue from such sources. In addition, some franchisees may object to Schlotzsky's® Deli brand licensing fees as a source of revenue to the Company and may reduce their future voluntary purchases of Schlotzsky's® Deli brand products through the Company's purchasing programs. See "Business—Schlotzsky's® Deli Brand Products" and "Legal Proceedings."

Operation of Company-owned Restaurants. The Company's revenue from Company-owned and operated restaurants has increased significantly over the past four years as the Company has increased the number of restaurants it operates. Restaurant operations have different financial characteristics, including higher capital requirements and lower operating margins, than the Company's franchising operations. In addition, a majority of the restaurants operated by the Company were developed for or acquired from franchisees who, in many cases, did not operate these restaurants with consistent profitability. The Company expects to further increase the number of restaurants it operates, both in its long-term portfolio and in its available for sale portfolio. There can be no assurance that the Company will achieve consistent profitability in its operation of restaurants that it has or will acquire from franchisees in the future. See "Business Strategy."

Investments in Intangible Assets. The Company has substantial investments in intangible assets with a carrying value of $43.1 million as of December 31, 2001. The carrying amount of such investments is dependent, in part, on projected cash flows for the related business activities. Such projected cash flows can be impacted by factors both within and without management's control and projection of cash flows requires the exercise of judgment. There can be no assurance that factors adversely impacting these projected cash flows will not occur or that management's judgments will not change in the future.

Credit Risk and Contingencies. The Company has charged its area developers and master licensees a fee ("developer fee") for the rights to develop a defined territory and has typically accepted a portion of the developer fee in the form of a promissory note. As of December 31, 2001, the Company held notes receivable from area developers and master licensees in an aggregate principal amount of approximately $2.2 million. In addition, at December 31, 2001, there was $1.8 million of deferred revenue related to sales of these rights. The Company also holds notes receivable from certain franchisees related to their purchase of restaurants and certain other obligations. As of December 31, 2001, the outstanding principal amount of these notes was approximately $8.3 million. While the Company considers it unlikely that there will be significant noncollection on the notes described above, such noncollection could adversely affect the Company's financial condition. Parties controlled by or related to directors, officers and principal shareholders of the Company have provided financing to certain area developers and master licensees and have guaranteed obligations of certain area developers and master licensees to the Company. See "Business—Franchising" and "Business—Franchisee Financing."

The Company has guaranteed a bank term note for which Schlotzsky's National Advertising Association, Inc. and Schlotzsky's N.A.M.F., Inc. are co-borrowers, with an outstanding balance of approximately $2.9 million at December 31, 2001 and a $500,000 line of credit for the same co-borrowers which has no outstanding balance at December 31, 2001.

The Company guarantees certain loans, leases and other obligations of certain franchisees. The Company entered into most of these guarantees in connection with restaurants developed under the former Turnkey program. At December 31, 2001, the Company was contingently liable for approximately $25.6 million of franchisees' obligations, which was principally comprised of guarantees on real estate leases and mortgages, equipment leases, and loans of franchisees. The Company has, from time-to-time, been called upon to perform under such guarantees and there can be no assurance that it will not be so called upon in the future. See "Business—Franchisee Financing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

Directly and through a wholly owned subsidiary, the Company is the general partner and a limited partner in a limited partnership that owns a retail shopping center in the Austin, Texas area. The Company has guaranteed, subject to certain conditions, the repayment of a loan for this project in the principal amount of approximately $2.0 million due in October 2009 (the Company's subsidiary received the proceeds of the loan in repayment of its loan to the partnership). The Company does not consider its investment in the retail shopping center to represent a separate line of business. The Company has also guaranteed a loan, in the principal amount of approximately $2.2 million due in January 2016, of a limited liability company in which a subsidiary of the Company owns a 50% interest (the Company's subsidiary also received the proceeds of this loan in payment for the restaurant purchased by the limited liability company). See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

The Company is subject to various lawsuits and claims arising from its business operations. In the past, the Company has obtained liability insurance to cover certain types of claims, subject to significant deductibles, retentions and other limitations. There can be no assurance that such insurance will be available to the Company in the future on acceptable terms or that the insurance obtained will be adequate to pay applicable claims. See "Legal Proceedings."

Geographic Concentration. Of the 674 restaurants in the Schlotzsky's® Deli system at December 31, 2001, 197 were located in Texas. A downturn in the regional economy or other significant adverse events in Texas could have a material adverse effect on the Company's financial condition and results of operations. See "Business—Schlotzsky's® Deli Restaurant Locations."

Factors Affecting the Restaurant Industry. The Company and its franchisees may be affected by risks inherent in the restaurant industry, including: adverse changes in national, regional or local economic conditions; availability and cost of labor (including increases in the minimum wage); dependence on distributors to deliver supplies; increased costs of food products; limited alternative uses for properties and equipment; changing consumer tastes, habits and spending priorities; changing demographics; the cost and availability of insurance coverage; weather conditions; and health and safety concerns. The restaurant industry is subject to numerous federal, state and local governmental regulations, including those relating to food preparation, zoning and building requirements. The Company may also be adversely affected by publicity resulting from food quality, illness, injury or other health concerns or operating issues or allegations resulting from one restaurant or a limited number of restaurants in the Schlotzsky's® Deli system or in other restaurant chains. None of these factors can be predicted with any degree of certainty, and any one or more of these factors could have a material adverse effect on the Company's financial condition and results of operations. See "Business—Competition" and "Business—Government Regulation."

Competition. The food service industry is intensely and increasingly competitive with respect to concept, price, location, food quality and service. There are new competitors as well as many well-established competitors with substantially greater financial and other resources than the Company. These competitors include a large number of national, regional and local food service companies, including fast food and quick-service restaurants, fast casual dining restaurants, casual dining restaurants, delicatessens, pizza restaurants and other convenience dining establishments. Some of the Company's competitors have been in business longer than the Company and may be better established in markets where Schlotzsky's® Deli restaurants are or may be located. There are also new and growing competitors in the fast casual upscale sandwich category in which the Company primarily operates. The Company provides training and other assistance to its franchisees in adapting to these factors, but no assurance can be given that some or all of these factors will not adversely affect some or all of Schlotzsky's® Deli restaurants. The Company also believes that it competes for franchisees with franchisors of other restaurants and various concepts. See "Business—Competition."

Control by Principal Shareholders. As of December 31, 2001, John C. Wooley and Jeffrey J. Wooley (who are officers and directors of the Company) beneficially owned an aggregate of approximately 13.1% of the outstanding Common Stock. Additionally, companies of which Floor Mouthaan (a director of the Company) is managing director, beneficially owned an aggregate of 6.2% of the outstanding Common Stock. As a result, these shareholders, if they were to act in concert, would have the ability to influence the outcome of any issue submitted to a vote of the shareholders. To the Company's knowledge, there are no agreements or understandings among these shareholders regarding the voting of their shares, but to date they have voted consistently on matters submitted to a vote of the shareholders. See "Security Ownership of Certain Beneficial Owners and Management."

Dependence on Management and Key Personnel. The Company's success is very dependent upon the efforts of its management and key personnel, including its Chairman of the Board, President and Chief Executive Officer, John C. Wooley. The Company has employment agreements with John C. Wooley and Jeffrey J. Wooley, which include certain noncompetition provisions that survive the termination of employment. The employment agreements were amended and restated effective January 1, 2001, and will automatically extend for rolling four-year terms. The Company also has employment agreements with several other members of management and key personnel, which include noncompetition provisions. However, there can be no assurance that such noncompetition agreements will be enforceable in any particular situation. The loss of the services of John C. Wooley or other management or key personnel could have a material adverse effect on the Company. The Company does not carry key man life insurance on any of its officers. See "Directors and Executive Officers of the Registrant."

Absence of Dividends. The Company has never paid cash dividends on its Common Stock and, while it is evaluating this issue, does not have current plans to do so.

Volatility of Stock Price and Volume. There have been periods of significant volatility in the market price and trading volume of the Company's Common Stock, which in many cases were unrelated to the operating performance of, or announcements concerning, the Company. General market price declines or market volatility in the future could adversely affect the price of the Common Stock. In addition, the trading price of the Common Stock has been or is likely to continue to be subject to significant fluctuations in response to variations in quarterly operating results, changes in management, competitive factors, regulatory changes, general trends in the industry, recommendations by securities industry analysts and other events or factors. This volatility has been exacerbated by the low volume of public trading in the Common Stock. There can be no assurance that an adequate trading market can be maintained for the Common Stock.

As of December 31, 2001, the Company had 7,463,990 shares of Common Stock issued, of which 186,300 shares were held in treasury, and the Company had outstanding an aggregate of 794,383 stock options and warrants that were exercisable. A substantial number of shares may become available for sale in the public market at various times. No predictions can be made as to the effect, if any, that market sales or the availability of shares for future sale will have on the market price of the Common Stock. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could adversely affect the market price for the Common Stock and could impair the Company's ability to raise capital through a public offering of equity securities. See "Market for Registrant's Common Equity and Related Stockholder Matters."

Anti-Takeover Provisions. The Texas Business Combination Law restricts certain transactions between a public corporation and affiliated shareholders. The statute may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company.

The Company's Articles of Incorporation and Bylaws include certain provisions that may have the effect of discouraging or delaying a change in control of the Company. Directors are elected to staggered three-year terms, which has the effect of delaying the ability of shareholders to replace specific directors or effect a change in a majority of the Board of Directors. The Bylaws provide that a director may only be removed for cause by vote of the holders of at least two-thirds of the shares present in person or by proxy at a meeting of shareholders called expressly for that purpose. All other shareholder action must be effected at a duly called annual or special meeting and shareholders must follow an advance notification procedure for certain shareholder proposals and nominations to the Board of Directors.

The Board of Directors has the authority, without further action by the shareholders, to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, and to issue additional authorized, unissued shares of Common Stock. The issuance of Preferred Stock or additional shares of Common Stock could adversely affect the voting power of the Common Stockholders and could have the effect of delaying, deferring or preventing a change in control of the Company. The issuance of Preferred Stock could have other adverse effects on Common Stockholders, including creation of a preference upon liquidation or the payment of dividends in favor of the holders of Preferred Stock.

The Board of Directors has adopted a Shareholders' Rights Plan, pursuant to which certain rights would become exercisable upon the occurrence of certain events, such as a purchase, tender offer, or exchange offer that would result in a person obtaining 20% or more of the Company's outstanding shares of Common Stock. Upon becoming exercisable, the Rights may entitle the holder to purchase the Company's Common Stock or an acquiring company's stock for less than market value or to receive cash. The Rights have certain anti-takeover effects, including the substantial dilution of value incurred by such a person who acquires 20% or more of the Company's Common Stock. Accordingly, the existence of the Rights may deter certain persons from making takeover proposals or tender offers. Of the 1,000,000 shares of Preferred Stock that are authorized, 200,000 shares have been reserved for issuance under the Shareholders' Rights Plan as Class C Series A Junior Participating Preferred Stock.

The Company holds an Option Agreement to reacquire the territories of its largest area developer, which provides that if there is a change in control of the Company (defined to include the acquisition of at least 20% of the outstanding Common Stock by someone other than John C. Wooley or Jeffrey J. Wooley), the Company is obligated to pay between $2.8 million and $3.8 million to prevent the option from lapsing. Such payment would be applicable to the exercise price, if and when paid. The Company also has a Credit Agreement with its banks, which provides that the acquisition of beneficial ownership of more than 33% of the outstanding stock of the Company by a person or group of related persons constitutes a default, resulting in the possible acceleration of outstanding indebtedness.

Stock Repurchase Program. In January 2001, the Board of Directors increased the existing authorization to repurchase shares of the Company's outstanding Common Stock to 1,000,000 shares. During 2001, the Company repurchased 176,300 shares at a total cost of approximately $718,000. Under the Credit Agreement with its bank group, the Company is limited to spending an aggregate of $1.0 million for all stock repurchases. There can be no assurance that the Company will repurchase shares of Common Stock in the future.

Option to Purchase Area Developer Territories. The Company has made nonrefundable payments of $4.6 million for an option to reacquire the territories from its largest area developer. If the Company does not exercise the option by June 30, 2002, it must pay an additional fee of $1.7 million. To exercise the option, the Company must pay $3.5 million in cash and execute a promissory note for $20,118,000. The note terms would provide interest at 8% per year, four $2.0 million semi-annual payments commencing June 30, 2003, and payment in full on June 30, 2005. The Company will need to negotiate amendments to its bank Credit Agreement, or refinance the Credit Agreement with alternative financing, to fund the exercise of the option and revise certain financial covenants. Although the Company has been able to obtain amendments or waivers of Credit Agreement provisions in the past, there can be no assurance that such amendments will be obtained in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

ITEM 2. PROPERTIES

The Company leases its corporate headquarters facility in Austin from a company owned by John C. Wooley and Jeffrey J. Wooley. This lease will expire in 2007. The facility consists of approximately 41,000 square feet of office and storage space.

The Company operates 33 restaurants in 12 states. Fifteen of these restaurants are in the Company's portfolio of restaurants to be operated for the long term. Of these units, 14 are in Texas and one is in Georgia. The remaining 18 restaurants are considered available for sale. These locations include four in Georgia, three in Texas, two in Minnesota, and one each in Alabama, Arkansas, Utah, Mississippi, Arizona, New Mexico, North Carolina, Tennessee, and New York. The properties consist of land, building, leasehold improvements, and restaurant equipment. The equipment is typically owned, and the land and building are either owned or leased. In addition, the Company has certain excess undeveloped or partially developed real estate available for sale.

ITEM 3. LEGAL PROCEEDINGS

Lone Star Ladies Investment Club, a Texas General Partnership, et al., on Behalf of Themselves and All Others Similarly Situated v. Schlotzsky's, Inc., John C. Wooley, Jeffrey J. Wooley, John M. Rosillo, and Monica Gill, (Case No. A-98CA-550-JN), was filed in the United States District Court, Western District of Texas, Austin Division on February 8, 1999, as a class action lawsuit, amending and consolidating four cases previously filed on behalf of certain shareholders against the Company and certain of its past and present officers and directors, seeking remedies under the Securities Act of 1933 and the Securities Exchange Act of 1934 based upon statements made by the Company in its Registration Statement and Prospectus issued in connection with the Company's Secondary Public Offering, which became effective on September 24, 1997, and subsequent press releases. The Company filed a motion to dismiss for failure to state a claim, which was granted, with prejudice, by the District Court on August 5, 1999. On appeal, the Fifth Circuit reversed the District Court's denial of leave to amend and remanded the case on January 9, 2001 to allow Plaintiffs leave to file an amended complaint in March of 2001. The amended complaint sought relief under the 1933 Act claims only. Without conceding the facts that formed the basis of Plaintiffs' claims, the Company entered into a stipulation of settlement on January 26, 2002, settling all claims, with prejudice, for the sum of $2 million, the entirety of which will be paid by the Company's insurer. On February 19, 2002 the District Court entered its preliminary approval and set the matter for final settlement hearing on April 2, 2002, at which time the Court will determine whether the proposed settlement is fair to the settlement class and should be approved by the Court. There can be no assurance that the Court will grant final approval or that a significant number of the settlement class will not "opt-out" of the proposed settlement.

In addition to the lawsuit discussed above, the Company is a defendant in various other legal proceedings arising from its business. The ultimate outcome of these pending proceedings cannot be projected with certainty. However, based on its experience to date, the Company believes such proceedings will not have a material effect on its business or financial condition.

From time to time, the Company has settled various legal proceedings arising from its business. In certain cases, the Company's insurers have made payments with regard to these settlements. There has been no material adverse impact to the Company relating to these settlements. There can be no assurance, however, that future settlements will not occur which could be material or outside of the Company's insurance coverages.

The Company may also be subject to various additional lawsuits, claims, government agency actions, and other legal proceedings arising from its business from time to time. Set forth below is a brief description of some of the more significant categories of such proceedings:

Franchisees and Area Developers. In the course of contractual relationships, various disputes arise between the Company and its franchisees and area developers, including but not limited to those regarding: enforcement of quality, service and cleanliness standards; default and termination of contracts; delinquent royalties and other payments; administration of advertising funds; payments from suppliers (including Schlotzsky's® Deli brand license fees); and the Company's former Turnkey program.

Employees. In the course of employing hundreds of people, issues and disputes arise regarding hiring and termination of employment decisions, wages and hours, discrimination and harassment allegations, and other matters.

Suppliers. In the course of relationships with companies who have been authorized to manufacture or distribute Schlotzsky's® Deli brand or other products to the restaurants or in retail channels, disputes can arise regarding product standards and specifications, contractual terms, and other issues.

Customers. In the course of serving customers at Company-owned and franchised restaurants, the Company becomes involved in claims and disputes involving products, services, accidents and other matters.

Intellectual Property. In the course of owning trademarks, copyrights and other intellectual property, the Company occasionally is involved in proceedings to defend or protect such property.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, no par value, and 1,000,000 shares of Class C Preferred Stock, no par value (including 200,000 shares of Class C Series A Junior Participating Preferred Stock reserved for issuance under the Company's Shareholders' Rights Plan). The Company's Common Stock is traded on the Nasdaq National Market under the symbol "BUNZ". As of March 26, 2002, 7,284,164 shares of outstanding Common Stock were owned by approximately 5,200 beneficial owners and 278 shareholders of record.

The following table shows, for the Company's Common Stock in each fiscal quarter in the last two years, the highest and lowest sales price (reflecting actual transactions reported by Nasdaq).

	Sales Prices	
	High	Low
Fiscal 2000		
First Quarter	$9.00	$5.75
Second Quarter	6.75	5.00
Third Quarter	6.00	3.38
Fourth Quarter	4.88	2.06
Fiscal 2001		
First Quarter	$4.50	$2.38
Second Quarter	5.80	3.67
Third Quarter	9.00	4.29
Fourth Quarter	6.50	4.25

The Company has never paid cash dividends on its Common Stock and, while it is evaluating this issue, does not have current plans to do so. The declaration and payment of future dividends will be at the sole discretion of the Board of Directors and will depend on the Company's profitability, financial condition, capital needs, future prospects, financing restrictions and other factors deemed relevant by the Board of Directors.

The Transfer Agent and Registrar for the Company's Common Stock is Computershare Investor Services, LLC.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data for the Company for the periods and the dates indicated. The consolidated balance sheet data as of December 31, 2001 and 2000 and the consolidated statement of operations data as of and for the years ended December 31, 2001, 2000 and 1999 have been derived from the audited consolidated financial statements of the Company, included elsewhere herein. The consolidated balance sheet data as of December 31, 1999, 1998 and 1997 and consolidated statement of operations data as of and for the years ended December 31, 1998 and 1997 have been derived from the Company's audited financial statements not included or incorporated herein. The selected financial data should be read in conjunction with, and are qualified in their entirety by, the Consolidated Financial Statements of the Company and related Notes and other financial information included elsewhere in this report.

	Fiscal Years Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenue:					
Royalties	$ 21,765	$ 22,478	$ 21,547	$ 18,885	$ 14,561
Franchise fees	348	511	843	1,365	1,555
Developer fees (1)	455	740	1,058	270	325
Restaurant sales	29,906	25,738	18,533	9,200	6,186
Brand contribution	7,397	7,142	6,173	4,003	2,915
Other fees and revenue	1,981	2,566	3,254	9,604	2,444
Total revenue	61,852	59,175	51,408	43,327	27,986
Expenses:					
Service costs:					
Royalties	4,745	5,295	6,601	7,226	5,373
Franchise fees	149	216	389	697	813
	4,894	5,511	6,990	7,923	6,186
Restaurant operations:					
Cost of sales	8,363	7,353	5,457	3,043	1,952
Personnel and benefits	12,515	10,693	7,374	3,976	2,493
Operating expenses	6,945	5,661	4,233	2,627	1,952
	27,823	23,707	17,064	9,646	6,397
Equity loss on investments	109	55	—	—	—
General and administrative	18,721	27,865	18,078	15,831	7,938
Depreciation and amortization	4,224	3,771	3,186	2,007	1,155
Total expenses	55,771	60,909	45,318	35,407	21,676
Income (loss) from operations	6,081	(1,734)	6,090	7,920	6,310
Other:					
Interest income	943	2,265	3,097	2,296	1,050
Interest expense	(2,822)	(3,586)	(2,316)	(281)	(297)
Income (loss) before income taxes and cumulative effect of change in accounting principle	4,202	(3,055)	6,871	9,935	7,063
Provision (credit) for income taxes	1,713	(744)	2,525	3,729	2,614
Net income (loss) before cumulative effect of change in accounting principle	2,489	(2,311)	4,346	6,206	4,449
Cumulative effect of change in accounting principle, net of tax (1)	—	—	(3,820)	—	—
Net income (loss)	$ 2,489	$ (2,311)	$ 526	$ 6,206	$ 4,449
Earnings per share—basic, before cumulative effect	$ 0.34	$ (0.31)	$ 0.59	$ 0.84	$ 0.74
Earnings per share—basic	$ 0.34	$ (0.31)	$ 0.07	$ 0.84	$ 0.74
Earnings per share—diluted, before cumulative effect	$ 0.33	$ (0.31)	$ 0.58	$ 0.82	$ 0.71
Earnings per share—diluted	$ 0.33	$ (0.31)	$ 0.07	$ 0.82	$ 0.71
Consolidated Balance Sheet Data:					
Total assets	$114,149	$113,501	$132,759	$104,228	$ 79,521
Long-term debt, less current maturities	$ 25,897	$ 26,251	$ 21,275	$ 9,219	$ 1,936
Stockholders' equity	$ 74,402	$ 72,522	$ 74,735	$ 73,963	$ 66,991

(1) Effective January 1, 1999, the Company implemented a change in accounting principle regarding revenue recognition of developer fees. See Notes to Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company derives approximately 95% of its revenue from three recurring sources: royalties from franchisees, restaurant sales at Company-owned and operated restaurants and brand contribution (license fees from the sales of Schlotzsky's® Deli brand products to the restaurant system and in the retail sector).

During 2001, the Company returned to profitability after a loss in 2000 due to charges related to the termination of its former Turnkey program (as discussed below). The Company's focus during 2001 was on infrastructure improvements. During the year, general and administrative costs were reduced; strategic alliances were completed with suppliers of point-of-sale software and hardware; and the design and operating system of the Company's standard 3,200 square foot freestanding restaurant was adapted to a shopping center environment, which provides a lower cost restaurant development opportunity for franchisees while still maintaining a consistent representation of the brand.

During 2002, the Company intends to focus its efforts on: increasing the number of Company-owned restaurants, including developing market leadership restaurants in Texas; expanding the number of domestic franchised restaurants by utilizing the new shopping center restaurant designs, offering an incentive program for existing franchisees to commit to additional locations in 2002, and increasing advertising to attract new qualified franchisees; expanding the scope of Schlotzsky's® Deli brand product sales in the retail sector; continuing to control general and administrative expenses; and rearranging its credit facilities to accommodate the exercise of the option to reacquire its largest area developer's territory rights and to fund the growth in Company-owned restaurants.

The Company terminated its former Turnkey program in 2000. This program had been initiated in 1995 to support the Company's growth through the development of larger, freestanding restaurants by franchisees. While the Turnkey program was successful in increasing systemwide sales, restaurant count and average weekly unit sales, the program involved the Company undertaking significant real estate development and credit risks. As a result of the termination of the Turnkey program, a non-cash, pre-tax charge of approximately $5,340,000 was recorded in the second quarter of 2000.

CRITICAL ACCOUNTING POLICIES

The Company's reported results of operations are impacted by the application of certain policies that require subjective judgments. These judgments involve estimates about the effect of matters that are inherently uncertain and may significantly impact our results of operations and financial condition. Changes in the estimates and judgments could significantly impact our results of operations and financial condition in future periods. The most significant policies require:

- Determination of appropriate valuation allowances for accounts and notes receivable.
- Determination of appropriate valuation allowances for real estate available for sale.
- Determination of appropriate valuation allowances for intangible assets.

The following tables set forth (i) the percentage relationship to total revenue of the listed items included in the Company's consolidated statements of operations, except as otherwise indicated, and (ii) selected restaurant data.

	Fiscal Years Ended December 31,		
	2001	2000	1999
Consolidated Statement of Operations Data:			
Revenue:			
Royalties	35.2%	38.0%	41.9%
Franchise fees	0.6	0.9	1.6
Developer fees	0.7	1.3	2.1
Restaurant sales	48.3	43.5	36.1
Brand contribution	12.0	12.1	12.0
Other fees and revenue	3.2	4.2	6.3
Total revenue	100.0	100.0	100.0
Expenses:			
Service costs:			
Royalties (1)	21.8	23.6	30.6
Franchise fees (2)	42.8	42.2	46.1
Restaurant operations:			
Cost of sales (3)	28.0	28.6	29.4
Personnel and benefits (3)	41.8	41.5	39.8
Operating expenses (3)	23.2	22.0	22.8
Equity loss on investments	0.2	0.1	—
General and administrative	30.3	47.1	35.2
Depreciation and amortization	6.8	6.4	6.2
Total expenses	90.2	102.9	88.2
Income (loss) from operations	9.8	(2.9)	11.8
Other:			
Interest income	1.5	3.8	6.0
Interest expense	(4.6)	(6.1)	(4.5)
Total other	(3.1)	(2.3)	1.5
Income (loss) before income taxes and cumulative effect of change in accounting principle	6.8	(5.2)	13.3
Provision (credit) for income taxes	2.8	(1.3)	4.9
Income (loss) before cumulative effect of change in accounting principle	4.0	(3.9)	8.4
Cumulative effect of change in accounting principle, net of tax	—	—	(7.4)
Net income (loss)	4.0%	(3.9)%	1.0%

(1) Expressed as a percentage of royalties.
(2) Expressed as a percentage of franchise fees.
(3) Expressed as a percentage of restaurant sales.

	Fiscal Years Ended December 31,		
	2001	2000	1999
Restaurant Data:			
Systemwide sales (in thousands) (1)	$423,200	$429,400	$400,300
Change in same store sales (2)	(1.4)%	4.1%	2.8%
Weighted average annual store sales (3)	$606,000	$594,000	$550,000
Weighted average weekly store sales, by restaurant type (3) (4):			
Freestanding	$ 13,273	$ 13,102	$ 12,266
Shopping center	$ 9,495	$ 9,332	$ 8,570
Other	$ 9,000	$ 8,734	$ 8,239
All restaurants	$ 11,651	$ 11,425	$ 10,579
Change in weighted average weekly store sales for all restaurants (5)	2.0%	8.0%	9.4%
Restaurants opened:			
Domestic –			
New	17	26	59
Reopenings	18	27	12
Total domestic openings	35	53	71
International	1	6	7
Total openings	36	59	78
Restaurants closed	(73)	(91)	(61)
Net unit change	(37)	(32)	17
Restaurants operating at end of year	674	711	743

(1) Includes sales for all restaurants, including Company-owned and franchised, as reported by franchisees or derived by the Company from other data.
(2) Same store sales are based on Company-owned and franchised restaurants that were open for the entire period indicated and for at least eighteen months as of the end of the corresponding prior period, including restaurants that were temporarily closed and reopened within six months.
(3) In actual dollars (rounded in the case of average annual store sales).
(4) Freestanding restaurants include all restaurants in freestanding buildings, including the standard 3,200 square foot design; shopping center restaurants are restaurants in a shopping center at the end of the building or in-line with tenants on both sides; other restaurants include downtown, airport and other locations.
(5) Percentage change in weighted average weekly store sales from previous fiscal year.

RESULTS OF OPERATIONS

Fiscal Year 2001 Compared to 2000

REVENUE. Total revenue increased 4.5% from $59,175,000 to $61,851,000.

ROYALTIES decreased 3.2% from $22,478,000 to $21,765,000. The decrease was due to a decrease in the average number of franchised restaurants in 2001 compared to 2000, an increased percentage of systemwide sales generated by Company-owned restaurants, which do not pay royalties, and a decrease in same store sales of 1.4%, partially offset by a continuing shift in restaurant mix towards larger, higher volume units.

FRANCHISE FEES decreased 31.9% from $511,000 to $348,000. This decrease was a result of fewer restaurant openings during 2001, as compared to 2000. The reduced number of openings was principally the result of the discontinuation of the Turnkey program in 2000, as well as the Company's increased emphasis on superior site selection for new restaurants and on more highly qualified franchisees.

DEVELOPER FEES decreased 38.5% from $740,000 to $455,000. The decrease reflected the termination of three international master licensees in the fourth quarter of 2000 which are therefore not included in 2001 revenue, as well as the deferral of amortization into income of deferred revenue for certain international master licensees and domestic area developers to the extent of uncollected notes receivable, partially offset by an increase in income related to the recognition of deferred developer fees based upon the termination of one international master licensee in the third quarter of 2001.

RESTAURANT SALES increased 16.2% from $25,738,000 to $29,906,000. The increase was primarily due to an increase in the average number of Company-owned restaurants operated during 2001 compared to 2000, an increase in prices and a 2.2% increase in Company-owned restaurant same store sales. As of December 31, 2001, there were 33 Company-owned restaurants compared to 29 at December 31, 2000, of which 18 and 16, respectively, were available for sale.

SCHLOTZSKY'S® DELI BRAND LICENSING FEES (BRAND CONTRIBUTION) increased 3.6% from $7,142,000 to $7,397,000. The increase was a result of more favorable terms with certain major suppliers and an increase in the sales of Schlotzsky's® Deli brand products through retail channels, partially offset by the effect of the decrease in systemwide sales. Sales of Schlotzsky's® Deli brand products through retail channels of distribution accounted for 4.8% of brand contribution in 2001, up 7% from 4.5% in 2000.

OTHER FEES AND REVENUE decreased 22.8% from $2,566,000 to $1,981,000. This decrease was primarily due to the elimination of revenue generated by the former Turnkey program, which was cancelled in 2000, partially offset by gains of approximately $243,000 on the sale of available for sale property during 2001.

OPERATING EXPENSES. SERVICE COSTS decreased 11.2% from $5,510,000 to $4,894,000, and as a percentage of royalties and franchise fees declined from 24.0% to 22.1%. This decrease was primarily due to the Company's reacquisition of certain area developer territory rights during 2001 and 2000, a decrease in franchise fee costs due to fewer restaurant openings during 2001 as compared to the prior year, and a decrease in royalty revenue.

RESTAURANT OPERATIONS EXPENSES increased 17.4% from $23,707,000 to $27,823,000. This increase was primarily due to the increase in restaurant sales. RESTAURANT COST OF SALES increased 13.7% from $7,353,000 to $8,363,000, but decreased as a percentage of net restaurant sales from 28.6% to 28.0%. The decrease, as a percentage of net restaurant sales, was due to improved controls and price increases, which were partially offset by rising costs for meats and cheeses and increased discounts. RESTAURANT PERSONNEL AND BENEFITS COST increased 17.0% from $10,693,000 to $12,515,000, and increased as a percentage of net restaurant sales from 41.5% to 41.8%. The increase, as a percentage of net restaurant sales, was due to several additional managers in training for Company-owned restaurants under development and an increase in manager coverage at restaurants available for sale. RESTAURANT OPERATING EXPENSES increased 22.7% from $5,661,000 to $6,945,000, and increased as a percentage of net restaurant sales from 22.0% to 23.2%. The increase in operating costs, as a percentage of net restaurant sales, was due to higher voluntary contributions to the Austin advertising cooperative during 2001 as well as increased repair, maintenance, utility and facility costs, partially offset by operational efficiencies. All cost components were adversely impacted by training and pre-opening costs for Company-owned restaurants that will open in the future. The use of some Company-owned restaurants in the long-term portfolio for product, process and equipment testing and for systemwide training also adversely impacts their operating performance.

EQUITY LOSS ON INVESTMENTS increased 98.2% from a loss of $55,000 to a loss of $109,000. The equity investment represents the Company's 50% interest in a limited liability company that operates a Schlotzsky's® Deli restaurant which opened in 2000.

GENERAL AND ADMINISTRATIVE EXPENSES decreased 32.8% from $27,865,000 to $18,719,000, and decreased from 47.1% to 30.3% as a percentage of total revenue. The decrease was primarily due to the termination of the Turnkey program during the second quarter of 2000, which resulted in a non-cash, pre-tax charge of approximately $5,340,000 in 2000. The decrease from the prior year was also impacted by reduced salaries and benefits, due to a reduced number of employees, reduced convention and franchisee meeting expenses, reduced legal and professional fees, reduced office supplies and reduced travel expenses, partially offset by increases in property taxes, insurance costs, and severance costs related to a reduction in force during the third quarter of 2001.

DEPRECIATION AND AMORTIZATION increased 12.0% from $3,771,000 to $4,224,000, and increased from 6.4% to 6.8% as a percentage of total revenue. The increase was principally due to the amortization of reacquired area developer territory rights and depreciation related to an increase in the average number of Company-owned and operating restaurants during the year.

INTEREST INCOME decreased 58.4% from $2,265,000 to $943,000. The decrease was due to the decrease in the amount of outstanding notes receivable and the nonrecognition of interest income on certain subordinated notes receivable.

INTEREST EXPENSE decreased 21.3% from $3,586,000 to $2,822,000. This decrease was due to reduced debt levels, a lower weighted average interest rate, and bank waiver and amendment fees in the prior year.

PROVISION (CREDIT) FOR INCOME TAXES reflected a combined federal and state effective tax rate of 40.8% for 2001, which was higher than the effective combined tax benefit rate of 24.4% for 2000 due to certain state taxes being based in part on factors other than income.

Supplemental Restaurant Operations Information—Performance of Long-term Portfolio Deli Restaurants

The following table is presented for the Schlotzsky's® Delis in the Company's long-term portfolio for the twelve months ended December 31, 2001. As of December 31, 2001, this restaurant group included nine restaurants in the Austin area, two in College Station, Texas and one in suburban Atlanta, Georgia. This group includes eleven freestanding restaurants (ten recently constructed and one older facility converted from another concept) and one shopping center endcap restaurant. Pre-opening costs of approximately $139,000, which were incurred for two Schlotzsky's® Delis that opened in Austin in the fourth quarter of 2001, and are included in the operating results for this restaurant group for financial reporting purposes (see Note 9 in the accompanying Notes to the Consolidated Financial Statements), have been separately accounted for in this analysis. In accordance with the Company's internal management reporting practices for consistent comparisons, line item categories have been expanded and percentages are calculated based on gross sales, instead of net sales as used elsewhere in this report.

Facility costs vary by restaurant because some facilities are rented and some are owned. The table provides the average percentage results for each line item for the twelve Schlotzsky's® Deli restaurants in the long-term portfolio group as a whole, as well as the best and worst percentage performance for each line item for any restaurant in the group.

	Year Ended December 31, 2001	Percentage of Gross Sales	Best Percentage Performance	Worst Percentage Performance
	(in thousands)			
Gross sales	$15,178	100.0%		
Less-discounts	778	5.1%	4.2%	5.7%
Net sales	14,400	94.9%		
Cost of sales	3,844	25.3%	24.3%	26.2%
Personnel and benefits:				
Crew costs	3,636	24.0%	21.7%	31.9%
Management costs	1,514	10.0%	7.4%	12.7%
Operating expenses:				
Advertising	875	5.8%	3.8%	6.8%
Controllable expenses	959	6.3%	4.6%	7.8%
Operating income before facility costs, pre-opening costs and depreciation and amortization	3,572	23.5%	29.7%*	15.2%*
Facility costs	574	3.8%	1.2%	8.5%
Operating income before pre-opening costs and depreciation and amortization	2,998	19.7%	26.6%	11.6%
Less—Pre-opening costs	139	0.9%		
Operating income before depreciation and amortization	$ 2,859	18.8%		

* Represents the actual best and worst percentage performance for a restaurant in the group. The best and worst performance on a composite basis would be 34.0% and 8.9%, respectively.

Fiscal Year 2000 Compared to 1999

REVENUE. Total revenue increased 15.1% from $51,408,000 to $59,175,000.

ROYALTIES increased 4.3% from $21,547,000 to $22,478,000. Royalty growth was driven by a 7.3% increase in systemwide sales. Systemwide sales increased due to an 8.0% increase in average weekly store sales, reflecting a continued shift to the larger restaurant format, a 4.1% increase in same store sales and the opening of 59 restaurants, offset by the closing of 91 restaurants. Royalties grew more slowly than systemwide sales primarily due to an increase in the proportion of systemwide sales generated by royalty exempt corporate-owned restaurants from 4.6% to 5.9% of systemwide sales from 1999 to 2000.

FRANCHISE FEES decreased 39.4% from $843,000 to $511,000. This decrease was a result of fewer restaurant openings during 2000, as compared to 1999. The reduced number of openings was principally the result of the discontinuation of the Turnkey program in 2000 as well as the Company's increased emphasis on superior site selection for new restaurants and on more highly qualified franchisees.

DEVELOPER FEES decreased 30.1% from $1,058,000 to $740,000. Developer fees reported for the year are attributable to recognition of deferred revenue from transactions that occurred in prior years. In 2000, the Company deferred the amortization into income of deferred revenue for certain underperforming international master licensees and domestic area developers to the extent of uncollected notes receivable.

RESTAURANT SALES increased 38.9% from $18,533,000 to $25,738,000. This increase was attributable to a full year impact of Company-owned restaurants added during 1999 as well as the addition of six restaurants to the Company portfolio during 2000. As of December 31, 2000, there were 29 Company-owned restaurants, compared to 23 at December 31, 1999, of which 16 and 11, respectively, were restaurants available for sale.

SCHLOTZSKY'S® DELI BRAND LICENSING FEES (BRAND CONTRIBUTION) increased 15.7% from $6,173,000 to $7,142,000. The increase was the result of the increasing volume of systemwide sales, more favorable terms with certain major suppliers and an increase in the sales of Schlotzsky's® Deli brand products through retail channels. Sales of Schlotzsky's® Deli brand products through retail channels of distribution accounted for 4.5% of brand contribution in 2000, up 88% from 2.4% in 1999.

OTHER FEES AND REVENUE decreased 21.1% from $3,254,000 to $2,566,000. This decrease was primarily due to a $858,000 decline in revenue generated by the former Turnkey program, which was cancelled in 2000.

OPERATING EXPENSES. SERVICE COSTS decreased 21.2% from $6,989,000 to $5,510,000, and as a percentage of royalties and franchise fees declined from 31.2% to 24.0%. This decrease reflects the impact of the reacquisition and reduction of certain area developers' interests in royalties during 1999. Also contributing to the decline in service costs, the Company assumed in the Fourth Quarter of 1999 territory management responsibility for its largest area developer in conjunction with an option to buy its territories (exercisable until June 30, 2002). Under this agreement, as amended, net service costs associated with these territories were reduced to 1% of franchisee restaurant sales effective October 31, 1999, and escalate to 2% by June 30, 2002, versus the prior 2.5% rate.

RESTAURANT OPERATIONS EXPENSES increased 38.9% from $17,064,000 to $23,707,000. This increase was primarily due to the increase in restaurant sales. RESTAURANT COST OF SALES, which consists of food, beverage and paper costs, increased 34.7% from $5,457,000 to $7,353,000, but decreased as a percentage of net restaurant sales from 29.4% to 28.6%. RESTAURANT PERSONNEL AND BENEFITS COST increased 45.0% from $7,374,000 to $10,693,000, and increased as a percentage of net restaurant sales from 39.8% to 41.5%. RESTAURANT OPERATING EXPENSES increased 33.7% from $4,233,000 to $5,661,000, but decreased as a percentage of net restaurant sales from 22.8% to 22.0%. The decreases, as a percentage of net restaurant sales, of restaurant cost of sales and restaurant operating expenses, are primarily due to increased operational efficiencies and cost controls during 2000 as compared to 1999. The increase in restaurant personnel and benefits cost, as a percentage of net restaurant sales, is primarily due to increased pre-opening costs for a larger number of new Company-owned restaurants during 2000 and provision of health insurance benefits to hourly employees. On an overall basis, costs, as a percentage of net restaurant sales, are higher at restaurants available for sale, and the proportion of restaurants available for sale to total Company-owned restaurants was higher during 2000 as compared to 1999.

EQUITY LOSS ON INVESTMENTS represents the Company's 50% interest in a limited liability company that operates a Schlotzsky's® Deli restaurant. Fiscal year 2000 was the first year of operations for this entity.

GENERAL AND ADMINISTRATIVE EXPENSES increased 54.1% from $18,078,000 to $27,865,000, and increased from 35.2% to 47.1% as a percentage of total revenue. The increases were primarily due to a non-cash, pre-tax charge of approximately $5,340,000 as a result of the termination of the Turnkey program in the second quarter of 2000; increases of approximately $1,800,000 in salaries and benefits due to increased salaries and a higher average headcount during 2000 (although by yearend headcount was below the beginning of the year); an increase of approximately $900,000 in provisions for uncollectible accounts and impaired assets; and increases in other general and administrative expenses including travel, legal and professional fees and insurance.

DEPRECIATION AND AMORTIZATION increased 18.4% from $3,186,000 to $3,771,000, and increased from 6.2% to 6.4% as a percentage of total revenue. The increase was principally due to the amortization of reacquired area developer territory rights and certain franchise rights during 1999 and 2000 and an increase in depreciation due to an increase in the average number of Company-owned restaurants operating during 2000.

INTEREST INCOME decreased 26.9% from $3,097,000 to $2,265,000. This decrease was a result of a lower level of funds outstanding in the form of mortgages and interim construction financing under the Turnkey program, as well as a decline in receivables associated with the sale of development rights.

INTEREST EXPENSE increased 54.8% from $2,316,000 to $3,586,000. This increase was the result of a larger average level of debt outstanding during 2000, as well as higher interest rates and debt related bank fees, partially offset by capitalized interest of approximately $200,000 on construction projects during 2000.

PROVISION (CREDIT) FOR INCOME TAXES reflected a combined federal and state effective tax benefit rate of 24.4% for 2000, which was lower than the effective combined tax rate of 36.7% for 1999 due to certain state taxes being based in part on factors other than income.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased $1,404,000 in 2001 and decreased $3,749,000 and $10,490,000 in 2000 and 1999, respectively. Cash flows are impacted by operating, investing and financing activities.

Operating activities provided $8,718,000 and $2,195,000 of cash in 2001 and 2000, respectively, and used $598,000 in 1999. The increase in cash provided in 2001 as compared to 2000 was the net result of the Company returning to profitability after a net loss in 2000, an increase in depreciation and amortization, and a reduced use of cash for certain working capital accounts, partially offset by decreased provisions for uncollectible accounts and impairment of assets. The increase in cash provided in 2000 compared to 1999 was the net result of an increase in provisions for uncollectible accounts and impairment of assets and reduced use of cash for certain working capital accounts, offset by reduced net income.

Investing activities used $2,635,000 of cash in 2001, provided $4,499,000 of cash in 2000, and used $32,360,000 of cash in 1999. The decrease in cash provided in 2001 compared to 2000 was the net result of an increase in expenditures for intangible assets, reduced net repayments of notes receivable, and a decrease in the amount of net proceeds received from the sale of property, equipment and real estate. The increase in cash provided in 2000 compared to 1999 was the net result of reduced expenditures for property and equipment and real estate, reduced expenditures for intangible assets and increased net repayments of notes receivable.

Financing activities used $4,678,000 and $10,443,000 of cash in 2001 and 2000, respectively, and provided $22,469,000 of cash in 1999. The use of cash in 2001 and 2000 is due to the net repayment of debt whereas in 1999 there was a net borrowing. Additionally, the Company implemented a stock repurchase program in 2001.

At December 31, 2001, the Company had approximately $32,377,000 of total debt outstanding. During 2001, the Company reduced the outstanding principal under its bank term note from $15,667,000 to $10,267,000. However, the Company incurred new debt in 2001 to finance the reacquisition of area developer territories, complete the construction of two new Company-owned restaurants in the Austin area, and provide computers to franchisees and area developers.

The Company's Credit Agreement, as amended, with a group of banks prohibits the payment of dividends and imposes a number of restrictions on the Company, including limitations on additional borrowings, capital expenditures, contingent liabilities and stock repurchases. The Credit Agreement requires the Company to maintain certain financial ratios, working capital and net worth. Certain mortgage debt of the Company also contains restrictive covenants. While the Company is currently in compliance with all of these covenants, any failure to do so in the future could have material adverse consequences to the Company.

The Company's scheduled maturities of debt in 2002 approximate $6,480,000 (including short-term debt). In addition, the Company's Credit Agreement requires the application to the term note of 75% of the net cash proceeds from the sale or refinancing of certain real estate and restaurants available for sale. The Company's reduction of its bank term note during 2001 of $5,400,000 includes $1,400,000 in payments under this provision.

The Company guarantees certain loans, leases, and other obligations of franchisees and others. At December 31, 2001, these contingent liabilities totaled approximately $30,548,000. The following tables present certain of the Company's obligations and commitments to make future payments, excluding interest payments, under contracts and contingent commitments as of December 31, 2001.

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Short-term Debt	$ 681,011	$ 681,011	$ —	$ —	$ —
Long-term Debt	31,695,772	5,799,003	12,557,127	3,579,675	9,759,967
Operating Leases	19,809,735	2,169,792	3,689,521	3,527,111	10,423,311

		Amount of Commitment Expiration Per Period			
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
Guarantees	$30,547,945	$3,334,448	$7,179,325	$2,965,349	$17,068,823

The Company plans to develop additional Company-owned restaurants. One restaurant is under construction in the Austin area, which is expected to open in 2002. The Company has received a lending commitment for this restaurant. The Company has also acquired the building sites for two additional restaurants in the Austin area, which the Company intends to be opened by limited liability companies in which the Company will have an equity interest. Sites for additional restaurants in Texas are under consideration.

The Company has an option, through June 30, 2002, to reacquire the rights held by its largest area developer. The exercise price of the option is $28,200,000, of which a nonrefundable $4,582,000 has been paid. The exercise of the option will require the further payment of $3,500,000 in cash at closing and the execution of a $20,118,000 promissory note to the area developer. The note would bear interest at 8% and require four semi-annual $2,000,000 payments of principal and interest commencing on June 30, 2003, with all remaining principal due on June 30, 2005. In the event the option is not exercised on or before June 30, 2002, the Company will be required to pay a fee of $1,700,000.

The Company's Credit Agreement does not currently provide for the addition of the promissory note associated with the exercise of the option discussed above. The Company is negotiating with its bank group to provide credit facilities which would accommodate such option exercise and continued growth in the number of Company-owned restaurants. The Company is also investigating alternative credit facilities to achieve these goals.

The Company's Board of Directors has authorized the repurchase of up to 1,000,000 shares of the Company's outstanding Common Stock. In 1998, 10,000 shares were repurchased for $105,000. During 2001, the Company repurchased an additional 176,300 shares at a total cost of approximately $718,000.

QUARTERLY COMPARISONS

During the Second Quarter of 2000, the Company conducted a strategic review of its business, particularly its approach to new restaurant development. Based on this strategic review, the Company terminated its Turnkey program for restaurant development. As a result of this termination, a non-cash, pre-tax charge of approximately $5,340,000 was recorded in the Second Quarter of 2000. The Company now develops sites only if either the Company wants to operate a Company-owned restaurant on the site or a qualified franchisee has obtained third-party financing to acquire, build and open the site as a Schlotzsky's® Deli restaurant

The Company utilizes a "4-4-5 week" quarterly reporting schedule for royalties, restaurant operations and royalty service costs. Fiscal years 2001, 2000, and 1999 included 52 weeks. For all other areas of the financial statements, the Company reports all fiscal quarters as ending on March 31, June 30, September 30 and December 31.

Management believes that the Company experiences only moderate seasonality, although first and fourth quarter systemwide sales, which impact several revenue categories, are generally lower than the second and third quarter levels. The Company attempts to make restaurant sales less seasonal by offering a variety of products which tend to sell better during various seasons.

The following tables present unaudited condensed quarterly results of operations and selected restaurant data for 2001 and 2000.

SCHLOTZSKY'S, INC. AND SUBSIDIARIES
CONDENSED QUARTERLY RESULTS OF OPERATIONS
(UNAUDITED)

	2001				2000			
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
	(Dollars in thousands, except per share data)							
Revenue:								
Royalties	$ 5,435	$ 5,733	$ 5,471	$ 5,126	$ 5,522	$ 5,902	$ 5,723	$ 5,331
Franchise fees	150	35	133	30	156	115	150	90
Developer fees	84	86	209	76	304	198	121	117
Restaurant sales	7,416	7,648	7,320	7,521	5,747	6,233	6,623	7,134
Brand contribution	1,729	1,967	1,884	1,816	1,603	1,845	1,988	1,706
Other fees and revenue	533	595	489	364	1,090	351	526	599
Total revenue	15,347	16,064	15,506	14,933	14,422	14,644	15,131	14,977
Expenses:								
Service costs:								
Royalties	1,293	1,191	1,162	1,099	1,285	1,379	1,371	1,260
Franchise fees	60	18	56	15	75	54	57	30
	1,353	1,209	1,218	1,114	1,360	1,433	1,428	1,290
Restaurant operations:								
Cost of sales	2,048	2,146	2,060	2,109	1,640	1,774	1,905	2,034
Personnel and benefits	3,183	3,164	3,057	3,111	2,284	2,568	2,861	2,980
Operating expenses	1,588	1,765	1,725	1,867	1,306	1,289	1,476	1,590
	6,819	7,075	6,842	7,087	5,230	5,631	6,242	6,604
Equity loss on investments	16	39	33	22	—	—	—	55
General and administrative	4,683	5,007	4,873	4,155	4,955	12,263	5,691	4,955
Depreciation and amortization	998	1,039	1,072	1,115	926	945	884	1,017
Total expenses	13,869	14,369	14,038	13,493	12,471	20,272	14,245	13,921
Income (loss) from operations	1,478	1,695	1,468	1,440	1,951	(5,628)	886	1,056
Other:								
Interest income	263	267	251	162	763	681	449	372
Interest expense	(785)	(707)	(665)	(664)	(843)	(769)	(1,117)	(856)
Income (loss) before income taxes	956	1,255	1,054	938	1,871	(5,716)	218	572
Provision (credit) for income taxes	364	504	395	450	683	(1,712)	74	211
Net income (loss)	$ 592	$ 751	$ 659	$ 488	$ 1,188	$ (4,004)	$ 144	$ 361
Earnings per share—basic	$ 0.08	$ 0.10	$ 0.09	$ 0.07	$ 0.16	$ (0.54)	$ 0.02	$ 0.05
Earnings per share—diluted	$ 0.08	$ 0.10	$ 0.09	$ 0.07	$ 0.16	$ (0.54)	$ 0.02	$ 0.05

	2001				2000			
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Restaurant Data:								
Systemwide sales								
(in thousands) (1)	$107,170	$109,783	$106,165	$100,049	$104,232	$110,110	$111,443	$103,652
Change in same store sales (2)	2.6%	(0.8)%	(5.2)%	(2.7)%	5.7%	4.1%	4.5%	1.8%
Weighted average weekly store sales, by restaurant type (3) (4):								
Freestanding	$ 13,281	$ 13,800	$ 13,417	$ 12,870	$ 12,673	$ 13,479	$ 13,748	$ 12,622
Shopping center	9,556	9,844	9,566	9,130	8,992	9,609	9,628	8,977
Other	8,611	8,450	8,173	8,556	8,024	8,654	8,824	9,569
All restaurants	$ 11,611	$ 12,000	$ 11,695	$ 11,281	$ 10,951	$ 11,699	$ 11,900	$ 11,125
Change in weighted average weekly store sales for all restaurants (5)	6.0%	2.6%	(1.7)%	1.4%	6.8%	8.2%	7.8%	5.6%
Restaurants opened:								
Domestic —								
New	6	2	6	3	3	5	9	5
Reopenings	8	2	3	5	4	10	8	5
Total domestic openings	14	4	9	8	7	15	17	10
International	1	—	—	—	—	3	—	3
Total openings	15	4	9	8	7	18	17	13
Restaurants closed	(15)	(13)	(19)	(26)	(27)	(21)	(19)	(24)
Net unit change	—	(9)	(10)	(18)	(20)	(3)	(2)	(11)
Restaurants operating at end of quarter	711	702	692	674	727	724	722	711

(1) Includes sales for all restaurants, including Company-owned and franchised, as reported by franchisees or derived by the Company from other data.

(2) Same store sales are based on Company-owned and franchised restaurants that were open for the entire period indicated and for at least eighteen months as of the end of the corresponding prior period, including restaurants that were temporarily closed and reopened within six months.

(3) In actual dollars.

(4) Freestanding restaurants include all restaurants in freestanding buildings, including the standard 3,200 square foot design; shopping center restaurants are restaurants in a shopping center at the end of the building or in-line with tenants on both sides; and other restaurants include downtown, airport and other locations.

(5) Percentage change in weighted average weekly store sales from previous fiscal year.

IMPACT OF INFLATION

The Company believes that inflation did not have a material impact on its operations for the periods reported. Significant increases in labor, employee benefits, food costs and other operating expenses could have a material adverse effect on franchisees' and the Company's restaurant operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Changes in short-term interest rates on loans from financial institutions could materially affect the Company's earnings because the interest rates charged on certain underlying obligations are variable.

At December 31, 2001, a hypothetical 100 basis point increase in interest rates would result in a decrease of approximately $102,700 in annual pre-tax earnings. The estimated decrease is based upon the increased interest expense of the Company's variable rate debt and assumes no change in the volume or composition of debt at December 31, 2001.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the consolidated financial statements and schedule referred to in the index on page F-1 setting forth the Consolidated Financial Statements of Schlotzsky's, Inc. and Subsidiaries, together with the reports thereon of Grant Thornton LLP.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding directors and executive officers is incorporated by reference from the discussion under "Election of Directors" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 24, 2002.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding executive compensation is incorporated by reference from the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 24, 2002; provided, however, that the information under the headings "Report of the Compensation Committee on Executive Compensation" and "Stock Performance Graph" are not incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information regarding security ownership of certain beneficial owners and management is incorporated by reference from the discussion under "Security Ownership of Certain Beneficial Owners and Management" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 24, 2002.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information regarding certain relationships and related transactions is incorporated by reference from the discussion under "Certain Relationships and Related Transactions" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 24, 2002.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) *Financial Statements.* Reference is made to the index on page F-1 for a list of all financial statements filed as part of this Report.

(a)(2) *Financial Statements Schedules.* Reference is made to the index on page F-1 for a list of all financial statement schedules filed as part of this Report.

(a)(3) *Exhibits*

3.1 — Articles of Incorporation of the Company, as amended. (1)
3.2 — Statement of Resolutions Regarding the Designation, Preferences and Rights of Class C Series A Junior Participating Preferred Stock of the Company. (2)
3.3 — Bylaws of the Company, as amended. (15)
4.1 — Specimen stock certificate evidencing the Common Stock of the Company. (1)
4.2 — Rights Agreement dated December 18, 1998 between the Company and Harris Trust and Savings Bank. (2)
4.3 — Warrant Certificate dated February 15, 2001 from the Company to Triad Media Ventures LLC. (13)
10.1 — Franchise Financing Program Procedures for Qualified Franchisees dated April 15, 1994, between the Company and Captec Financial Group, Inc. (1)
10.2 — Ultimate Net Loss Agreement dated April 15, 1994, between the Company and Captec Financial Group, Inc. (1)
10.3 — Amendment to Ultimate Net Loss Agreement dated March 30, 1995, between the Company and Captec Financial Group, Inc. (1)
10.4 — Franchise finance letter of understanding dated February 21, 1994, between the Company and Stephens Franchisee Finance. (1)
10.5 — Franchisee Financing Agreement dated September 1, 1994, between the Company and Stephens Diversified Leasing, Inc. (1)
10.6 — Form of Guaranty from the Company to landlord for Turnkey restaurants. (5)
10.7 — Form of Limited Guaranty from the Company to mortgage lender for Turnkey restaurants. (6)
10.8 — Employee Stock Purchase Plan of the Company. (3)*
10.9 — Third Amended and Restated 1993 Stock Option Plan of the Company. (4)*
10.10 — Amendments to Third Amended and Restated 1993 Stock Option Plan of the Company. (3)*
10.11 — Form of Incentive Stock Option Agreement, as amended, between the Company and certain employees. (10)*
10.12 — 1995 Nonemployee Directors Stock Option Plan of the Company, and form of Stock Option Agreement. (1)*
10.13 — Form of Indemnification Agreement between the Company and its directors and officers. (1)*
10.14 — Form of Employment Agreement between the Company and certain employees, including Darrell Kolinek and Joyce Cates. (10)*
10.15 — Employment Agreement dated August 15, 2000, between the Company and Richard H. Valade. (12)*
10.16 — Form of Employment Agreement between the Company and John C. Wooley and Jeffrey J. Wooley. (13)*
10.17 — Form of First Amendment to Employment Agreement between the Company and John C. Wooley and Jeffrey J. Wooley. (15) *
10.18 — Amended and Restated Promissory Note dated January 1, 2001, from John C. Wooley to the Company. (13)*

10.19 — Amended and Restated Promissory Note dated January 1, 2001, from Jeffrey J. Wooley to the Company. (13)*

10.20 — Lease Agreement dated March 21, 1997, between the Company and Third & Colorado 19, L.L.C. (13)

10.21 — Modification Agreement Regarding Promissory Note dated January 1, 2001, from Third & Colorado, L.L.C. to the Company. (13)*

10.22 — Amended and Restated Promissory Note dated January 1, 2001, from Third & Colorado, L.L.C. to Schlotzsky's Real Estate, Inc. (13)*

10.23 — Amended and Restated Option Agreement dated February 7, 2001, between DFW Restaurant Transfer Corp. and NS Associates I, Ltd. (13)

10.24 — Amended and Restated Management Agreement dated February 7, 2001, between DFW Restaurant Transfer Corp. and NS Associates I, Ltd. (13)

10.25 — Credit Agreement dated December 7, 1999, between the Company and Wells Fargo Bank (Texas), National Association, as Agent; and the Lender named therein. (8)

10.26 — First Amendment to Credit Agreement dated December 31, 1999, between the Company and Wells Fargo Bank (Texas), National Association, as Agent; and the Lender named therein. (9)

10.27 — Second Amendment to Credit Agreement dated May 1, 2000, between the Company and Wells Fargo Bank Texas, National Association, as Agent; and the Lender named therein. (11)

10.28 — Third Amendment to Credit Agreement dated September 30, 2000, between the Company and Wells Fargo Bank Texas, National Association, as Agent; and the Lender named therein. (11)

10.29 — Fourth Amendment to Credit Agreement dated April 10, 2001, between the Company and Wells Fargo Bank Texas, National Association, as Agent, and the Lenders named therein. (14)

10.30 — Fifth Amendment to Credit Agreement dated December 31, 2001, between the Company and Wells Fargo Bank Texas, National Association, as Agent, and the Lenders named therein. (15)

10.31 — Sixth Amendment to Credit Agreement dated March 13, 2002, between the Company and Wells Fargo Bank Texas, National Association, as Agent, and the Lenders named therein. (15)

10.32 — Limited Guaranty Agreement dated April 10, 2001, between the Company and The Frost National Bank. (14)

21.1 — List of subsidiaries of the Company. (15)

23.1 — Consent of Grant Thornton LLP. (15)

* Indicates a management contract or compensatory plan or arrangement.
(1) Incorporated by reference from the Company's Registration Statement on Form S-1 filed on October 12, 1995, as amended.
(2) Incorporated by reference from the Company's Registration of certain Securities on Form 8-A filed on December 18, 1998.
(3) Incorporated by reference from the Company's Registration Statement on Form S-8 filed on June 17, 1998.
(4) Incorporated by reference from the Company's Registration Statement on Form S-1 filed on September 4, 1997.
(5) Incorporated by reference from the Company's Annual Report on Form 10-K filed on April 14, 1998.
(6) Incorporated by reference from the Company's Annual Report on Form 10-K filed on March 31, 1999.
(7) Incorporated by reference from the Company's Quarterly Report on Form 10-Q filed on November 12, 1999.
(8) Incorporated by reference from the Company's Annual Report on Form 10-K filed on March 30, 2000.
(9) Incorporated by reference from the Company's Quarterly Report on Form 10-Q filed on May 15, 2000.
(10) Incorporated by reference from the Company's Quarterly Report on Form 10-Q filed on August 14, 2000.
(11) Incorporated by reference from the Company's Quarterly Report on Form 10-Q filed on November 14, 2000.
(12) Incorporated by reference from the Company's Quarterly Report on Form 10-Q/A filed on November 17, 2000.
(13) Incorporated by reference from the Company's Annual Report on Form 10-K filed on April 2, 2001.
(14) Incorporated by reference from the Company's Quarterly Report on Form 10Q filed on August 14, 2001.
(15) Filed with this Annual Report on Form 10K.

(b) *Reports on Form 8-K*

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHLOTZSKY'S, INC.

By: /s/ JOHN C. WOOLEY

John C. Wooley,
Chairman of the Board, President and Chief Executive Officer
Date: March 29, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ JOHN C. WOOLEY John C. Wooley	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	March 29, 2002
/s/ RICHARD H. VALADE Richard H. Valade	Executive Vice President and Treasurer, Chief Financial Officer (Principal Financial Officer)	March 29, 2002
/s/ MATTHEW D. OSBURN Matthew D. Osburn	Controller and Assistant Treasurer (Principal Accounting Officer)	March 29, 2002
/s/ JEFFREY J. WOOLEY Jeffrey J. Wooley	Director, Senior Vice President and Secretary	March 29, 2002
/s/ AZIE TAYLOR MORTON Azie Taylor Morton	Director	March 29, 2002
/s/ FLOOR MOUTHAAN Floor Mouthaan	Director	March 29, 2002
/s/ RAYMOND A. RODRIGUEZ Raymond A. Rodriguez	Director	March 29, 2002

SCHLOTZSKY'S, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because the required information is not applicable or the information is presented in the consolidated financial statements, related notes or other schedules.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders,
Schlotzsky's, Inc.:

We have audited the accompanying consolidated balance sheets of Schlotzsky's, Inc. (a Texas corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Schlotzsky's, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective January 1, 1999, the Company changed its method of revenue recognition for area developer and master licensee fees.

GRANT THORNTON LLP

Dallas, Texas
March 1, 2002

SCHLOTZSKY'S, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31, 2001	December 31, 2000
Current Assets:		
Cash and cash equivalents	$ 2,567,904	$ 1,163,839
Accounts receivable, net:		
Royalties	579,503	1,101,865
Brands	1,214,936	1,221,090
Other	1,588,853	2,796,597
Refundable income taxes	1,609,795	1,496,767
Prepaids, inventories and other assets	1,349,444	933,884
Real estate available for sale	6,347,726	7,938,278
Current portion of:		
Notes receivable	474,317	4,072,451
Notes receivable—related party	58,760	4,171,073
Deferred tax asset	1,888,074	2,575,913
Total current assets	17,679,312	27,471,757
Property, equipment and leasehold improvements, net	39,348,025	34,044,329
Notes receivable, net, less current portion	6,762,652	7,318,454
Notes receivable—related party, net, less current portion	5,100,741	3,611,687
Investments	1,693,639	1,802,851
Intangible assets, net	43,118,101	38,215,032
Deferred tax asset, less current portion	—	391,102
Other noncurrent assets	446,790	645,558
Total assets	$114,149,260	$113,500,770

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2001	December 31, 2000
Current Liabilities:		
Short-term debt	$ 681,011	$ 1,338,000
Current maturities of long-term debt	5,799,003	5,331,579
Accounts payable	1,429,762	1,576,035
Accrued liabilities	3,546,551	3,267,891
Deferred revenue, current portion	403,421	733,907
Total current liabilities	11,859,748	12,247,412
Long-term debt, less current portion	25,896,769	26,251,245
Deferred revenue, less current portion	1,837,943	2,480,085
Deferred tax liability	152,764	—
Total liabilities	39,747,224	40,978,742
Commitments and contingencies		
Stockholders' equity:		
Preferred stock:		
Class C, no par value, 1,000,000 shares authorized, none issued	—	—
Common stock, no par value, 30,000,000 shares authorized, 7,463,990 shares and 7,443,342 shares issued at December 31, 2001 and 2000, respectively	63,498	63,291
Additional paid-in capital	57,986,546	57,877,642
Retained earnings	17,175,234	14,686,095
Treasury stock (186,300 shares and 10,000 shares at December 31, 2001 and 2000, respectively), at cost	(823,242)	(105,000)
Total stockholders' equity	74,402,036	72,522,028
Total liabilities and stockholders' equity	$114,149,260	$113,500,770

The accompanying notes are an integral part of the consolidated financial statements.

SCHLOTZSKY'S, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31, 2001	2000	1999
Revenue:			
Royalties	$21,765,314	$22,478,455	$21,546,495
Franchise fees	347,500	510,850	843,333
Developer fees	455,266	739,777	1,057,499
Restaurant sales	29,905,593	25,737,556	18,533,158
Brand contribution	7,396,514	7,142,200	6,173,389
Other fees and revenue	1,980,528	2,566,174	3,254,222
Total revenue	61,850,715	59,175,012	51,408,096
Expenses:			
Service costs:			
Royalties	4,745,284	5,294,754	6,600,899
Franchise fees	148,750	215,583	388,500
	4,894,034	5,510,337	6,989,399
Restaurant operations:			
Cost of sales	8,363,389	7,353,465	5,456,951
Personnel and benefits	12,514,714	10,693,001	7,373,895
Operating expenses	6,945,362	5,660,989	4,233,139
	27,823,465	23,707,455	17,063,985
Equity loss on investments	109,212	55,381	—
General and administrative	18,719,088	27,864,990	18,078,271
Depreciation and amortization	4,224,417	3,771,199	3,186,433
Total expenses	55,770,216	60,909,362	45,318,088
Income (loss) from operations	6,080,499	(1,734,350)	6,090,008
Other:			
Interest income	943,300	2,264,763	3,097,260
Interest expense, net of capitalized interest of $198,030, $200,000 and $0, respectively	(2,821,660)	(3,585,674)	(2,316,075)
Income (loss) before income taxes and cumulative effect of change in accounting principle	4,202,139	(3,055,261)	6,871,193
Provision (credit) for income taxes	1,713,000	(744,201)	2,525,164
Net income (loss) before cumulative effect of change in accounting principle	2,489,139	(2,311,060)	4,346,029
Cumulative effect of change in accounting principle, net of tax	—	—	(3,819,592)
Net income (loss)	$ 2,489,139	$ (2,311,060)	$ 526,437
Earnings per share—basic:			
Earnings before cumulative effect of change in accounting principle	$ 0.34	$ (0.31)	$ 0.59
Cumulative effect of change in accounting principle	—	—	(0.52)
Earnings per share	$ 0.34	$ (0.31)	$ 0.07
Earnings per share—diluted:			
Earnings before cumulative effect of change in accounting principle	$ 0.33	$ (0.31)	$ 0.58
Cumulative effect of change in accounting principle	—	—	(0.51)
Earnings per share	$ 0.33	$ (0.31)	$ 0.07

The accompanying notes are an integral part of the consolidated financial statements.

SCHLOTZSKY'S, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
	Number of Shares	Stated Capital Amount				
Balance, January 1, 1999	7,401,942	$62,877	$57,533,997	$16,470,718	$(105,000)	$73,962,592
Options exercised	5,825	58	52,887	—	—	52,945
Tax benefit from employee stock transactions	—	—	25,072	—	—	25,072
Issuance of common stock in connection with employee stock purchase plan	19,947	200	167,335	—	—	167,535
Net income	—	—	—	526,437	—	526,437
Balance, December 31, 1999	7,427,714	63,135	57,779,291	16,997,155	(105,000)	74,734,581
Issuance of common stock in connection with employee stock purchase plan	15,628	156	85,243	—	—	85,399
Options issued for services	—	—	13,108	—	—	13,108
Net loss	—	—	—	(2,311,060)	—	(2,311,060)
Balance, December 31, 2000	7,443,342	63,291	57,877,642	14,686,095	(105,000)	72,522,028
Issuance of common stock in connection with employee stock purchase plan	18,348	184	38,806	—	—	38,990
Issuance of warrants	—	—	57,000	—	—	57,000
Treasury stock purchases (176,300 shares)	—	—	—	—	(718,242)	(718,242)
Options exercised	2,300	23	6,877	—	—	6,900
Tax benefit from employee stock transactions	—	—	6,221	—	—	6,221
Net income	—	—	—	2,489,139	—	2,489,139
Balance, December 31, 2001	7,463,990	$63,498	$57,986,546	$17,175,234	$(823,242)	$74,402,036

Preferred Stock

Authorized 1,000,000 Class C shares, no par value; no shares outstanding at December 31, 1999, 2000 or 2001.

Common Stock

Authorized 30,000,000 shares, no par value; 7,427,714 shares issued at December 31, 1999, 7,443,342 shares issued at December 31, 2000, and 7,463,990 shares issued at December 31, 2001. Shares issued include 10,000 shares in treasury at both December 31, 1999 and 2000, and 186,300 shares at December 31, 2001.

The accompanying notes are an integral part of the consolidated financial statements.

SCHLOTZSKY'S, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income (loss) before cumulative effect of change in accounting principle	$ 2,489,139	$ (2,311,060)	$ 4,346,029
Adjustments to reconcile net income (loss) before cumulative effect adjustment to net cash provided by operating activities:			
Depreciation and amortization	4,224,417	3,771,199	3,186,433
Provisions for uncollectible accounts and impairment of assets	1,852,374	8,303,639	2,116,597
Provision for deferred taxes	1,231,705	(329,228)	(370,649)
Amortization of deferred revenue	(1,023,959)	(811,822)	(1,166,712)
Equity loss on investments	109,212	55,879	—
Options issued for services	—	13,108	—
Changes in:			
Accounts receivable	(45,305)	(1,206,919)	(2,245,306)
Prepaid expenses and other assets	(476,893)	(169,419)	(714,758)
Accounts payable and accrued liabilities	356,834	(5,120,868)	(5,749,700)
Net cash provided by (used in) operating activities	8,717,524	2,194,509	(598,066)
Cash flows from investing activities:			
Purchases of property, equipment and real estate available for sale	(7,888,870)	(8,094,141)	(21,434,197)
Sale of property, equipment and real estate available for sale	3,383,465	4,236,878	9,447,666
Acquisition of investments and intangible assets	(2,616,909)	(893,350)	(17,359,442)
Issuance of notes receivable	(1,038,784)	(6,477,450)	(55,643,175)
Repayments of notes receivable	5,455,908	15,727,164	49,557,502
Sale of investments and intangible assets	70,011	—	3,071,475
Net cash provided by (used in) investing activities	(2,635,179)	4,499,101	(32,360,171)
Cash flows from financing activities:			
Sale of stock	52,111	85,399	245,552
Issuance of warrants	57,000	—	—
Acquisition of treasury stock	(718,242)	—	—
Proceeds from issuance of debt	3,415,769	10,444,600	50,924,093
Repayment of debt	(7,484,918)	(20,973,072)	(28,701,097)
Net cash provided by (used in) financing activities	(4,678,280)	(10,443,073)	22,468,548
Net increase (decrease) in cash and cash equivalents	1,404,065	(3,749,463)	(10,489,689)
Cash and cash equivalents at beginning of year	1,163,839	4,913,302	15,402,991
Cash and cash equivalents at end of year	$ 2,567,904	$ 1,163,839	$ 4,913,302

The accompanying notes are an integral part of the consolidated financial statements.

1. Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Schlotzsky's, Inc., a Texas corporation, and its wholly-owned subsidiaries (collectively, "the Company"). All significant intercompany balances and transactions are eliminated in consolidation.

Business

The Company is a franchisor and operator of Schlotzsky's® Deli quick-service restaurants that feature made-to-order sandwiches with unique sourdough buns. As of December 31, 2001, there were 674 Schlotzsky's® Deli restaurants, of which 33 are Company-owned and 641 are franchised, located in 38 states, the District of Columbia and eight foreign countries. Approximately 29% of the restaurants are located in Texas and 3% in foreign countries. Systemwide sales, including both Company-owned and franchised restaurants, were $423.2 million, $429.4 million and $400.3 million in 2001, 2000 and 1999, respectively.

Revenue Recognition and Change in Accounting Principle

Royalties and Franchise Fees:

Royalties and franchise fees are paid to the Company based on individual franchise agreements. Royalties are based on franchisees' restaurant sales and are recognized as revenue in the period of the related sales. Franchise fees are recognized as revenue when the Company has performed substantially all services, typically at restaurant opening. Franchise fees collected but not yet earned are included in deferred revenue.

Developer Fees:

Fees from area developers and international master licensees for the purchase of their territorial rights are recognized as revenue ratably over the development schedule specific to each contract, generally for a ten-year period. Unrecognized fees are included in deferred revenue. This accounting policy was adopted effective January 1, 1999.

Prior to 1999, the Company recognized these fees when the contract was executed, the Company's obligations under the contract were substantially completed, and the fee was paid. The Company considers the new revenue recognition method to result in a better matching of revenues and related expenses incurred in the earnings process related to such revenues. The effect of the change in 1999 resulted in the deferral of $6,062,845 of revenue recognized in prior years which, net of income tax benefits of $2,243,253, was recognized as the cumulative effect of change in accounting principle in 1999. Income before the cumulative effect adjustment in 1999 included $1,057,499 of amortized deferred revenue related to developer fees.

Restaurant Sales:

Restaurant sales are comprised of sales of food and beverage through Company-owned restaurants and are recognized, net of discounts, at the time of sale.

Brand Contribution:

Brand contribution is comprised of license fees received from third-party manufacturers based on their sales of Schlotzsky's® Deli brand products to distributors for resale to franchisees or to retailers. These fees are recognized upon sale of the licensed products by manufacturers.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Fiscal Year

The Company utilizes a "4-4-5 week" quarterly reporting schedule for royalties, restaurant operations and royalty service costs. As a result of this reporting schedule, the fiscal year will include 53 weeks of activity for these line items once every 5-6 years. The financial statements for 2001, 2000 and 1999 reflect 52 weeks of operations for these items. For all other areas of the financial statements, the Company reports all fiscal quarters as ending on March 31, June 30, September 30 and December 31.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include unrestricted highly liquid investments purchased with an original maturity date of three months or less. At December 31, 2001 and 2000, cash equivalents totaling approximately $2,568,000 and $1,164,000, respectively, consisted primarily of money market accounts and overnight repurchase agreements.

Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and notes receivable from franchisees, area developers, master licensees and affiliates. The Company places its cash and cash equivalents with high credit quality financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Inventory

Inventory represents food and supplies at Company-owned restaurants and is accounted for at the lower of cost or market on a first-in, first-out method.

Notes Receivable

Notes receivable consist of area developer, master licensee, franchisee and related-party promissory notes. The Company believes the carrying value of these notes approximate fair value.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements, which includes capitalized leases at a carrying value of $3,729,000 and $3,300,000, net of accumulated amortization of $725,000 and $495,000 at December 31, 2001 and 2000, respectively, are stated at cost, net of accumulated depreciation and amortization. Expenditures for normal maintenance of property and equipment are charged against income as incurred. Expenditures that significantly extend the useful lives of the assets are capitalized. The costs of assets retired or otherwise disposed of and the related accumulated depreciation and amortization balances are removed from the accounts and any resulting gain or loss is included in income. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets or the term of the lease, including renewal options, whichever is shorter, for leasehold improvements.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Real Estate Available for Sale

Real estate available for sale consists of properties owned by the Company that it intends to remarket or liquidate within the next twelve months. These properties are stated at the lower of cost or net realizable value and have been classified as current on the accompanying consolidated balance sheet. Each property is reviewed in terms of its carrying value and the expected net realizable value. As of December 31, 2001, the Company had an impairment allowance of $386,000 related to real estate available for sale.

Investments

Investments are stated at the lower of cost or market. Limited partnership investments are accounted for under the equity method and, accordingly, the Company's investment is adjusted for allocated profits, losses and distributions.

Intangible Assets

Intangible assets consist primarily of the Company's original franchise rights, royalty values and goodwill, and developer and franchise rights related to the Company's reacquisition of franchises and area developer territory rights. Intangible assets are amortized over their estimated useful lives ranging from four to 40 years.

The Company evaluates the propriety of the carrying amount of its intangible assets, as well as the amortization period for each intangible, when conditions warrant. If an indicator of impairment is present, the Company compares the projected undiscounted cash flows for the related business activity with the unamortized balance of the related intangible asset. If the undiscounted cash flows are less than the carrying value, management estimates the fair value of the intangible asset based on expected future operating cash flows discounted at the Company's primary borrowing rate. The excess of the unamortized balance of the intangible asset over the fair value, as determined, is charged to impairment loss. As of December 31, 2001, the Company had an impairment allowance of $300,000 related to certain intangible assets.

Service Costs

Royalties and franchise fees service costs represent payments, generally computed as a percentage of royalties and franchise fees, to area developers in accordance with their individual contracts.

Income Taxes

The Company recognizes deferred tax assets or liabilities computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted statutory tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, certificates of deposit, accounts receivable, notes receivable, accounts payable, accrued liabilities and debt. The carrying value of financial instruments approximates fair value at December 31, 2001 and 2000.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Advertising Expense

The Company expenses advertising costs as incurred. Total advertising expense amounted to approximately $1,468,000, $1,334,000, and $893,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

Insurance Program

The Company is partially self-insured for medical and dental claims effective January 1, 2000. Stop loss insurance is maintained on an individual claim and aggregate basis. Accrual has been made for claims incurred but not reported.

Earnings Per Share

The Company computes basic earnings per share based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of shares outstanding, plus the additional common shares that would have been outstanding, if dilutive potential common shares consisting of stock options and warrants had been issued. No dilutive effect is considered during periods in which there is a net loss.

Cancellation of Turnkey Program

During the Second Quarter of 2000, the Company conducted a strategic review of its business, particularly its approach to new restaurant development. Based on this strategic review, the Company terminated its Turnkey program for restaurant development. As a result of this termination, a non-cash, pre-tax charge of approximately $5,340,000 was recorded in the Second Quarter of 2000.

Reclassifications

Certain reclassifications were made to previously reported amounts in the accompanying consolidated financial statements and notes to make them consistent with the current presentation format.

2. Notes Receivable

Notes receivable consist of the following:

	December 31, 2001	December 31, 2000
Notes receivable from area developers and international master licensees, secured by their respective territories, interest ranging from 2.93% to 10%, due in installments through 2018	$ 368,882	$ 2,056,254
Notes receivable from franchisees, secured by real estate and equipment, generally subordinated to a first mortgage, interest ranging from 7.5% to 11%, due in installments through 2019	7,684,810	10,375,484
Notes receivable, unsecured, interest ranging from 8% to 10%, due in installments through 2023	226,290	239,674
Less—valuation allowance	(1,043,013)	(1,280,507)
	7,236,969	11,390,905
Less—current portion	(474,317)	(4,072,451)
Notes receivable, less current portion	$ 6,762,652	$ 7,318,454

3. Notes Receivable From Related Parties

Notes receivable from related parties consist of the following:

	December 31, 2001	December 31, 2000
Note receivable from Schlotzsky's National Advertising Association, Inc. ("NAA"), unsecured, bearing interest at 8%, due on demand at any time on or before December 31, 2010, subordinated to a bank term loan expiring in April 2004	$2,862,644	$ 5,942,191
Notes receivable from related entities controlled by stockholders of the Company, bearing interest at 9%, collateralized by real estate, due in installments upon certain events	889,811	604,013
Notes receivable from master licensee, of which the Company is a preferred shareholder, bearing interest at 9%, due in installments through December 2007	996,258	996,258
Notes receivable from stockholders of the Company, bearing interest at 7.5%, due in installments upon certain events	445,412	391,469
Note receivable from master licensee, of which a member of the Company's management is a shareholder, bearing interest at 8%, due in installments through December 2006	775,000	455,000
Less—valuation allowance	(809,624)	(606,171)
	5,159,501	7,782,760
Less—current portion	(58,760)	(4,171,073)
Notes receivable from related parties, less current portion	$5,100,741	$ 3,611,687

From time to time, the Company makes advances to certain stockholders, related partnerships and affiliates (see Notes 5 and 14).

4. Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following:

	Depreciation Method	Depreciable Life (Years)	December 31, 2001	December 31, 2000
Buildings	Straight Line	32	$14,367,150	$13,979,059
Furniture, fixtures and equipment	Straight Line	3 to 7	13,015,806	10,978,761
Leasehold improvements	Straight Line	10 to 32	8,541,511	8,199,412
			35,924,467	33,157,232
Accumulated depreciation and amortization			(9,219,322)	(6,647,902)
			26,705,145	26,509,330
Land			12,642,880	7,534,999
Property, equipment and leasehold improvements, net			$39,348,025	$34,044,329

Certain of these properties, with a net carrying value of $12,687,000 and $10,927,000 at December 31, 2001 and 2000, respectively, represent operating restaurants which are not part of the Company's long-term portfolio of restaurants and are available for sale. Depreciation and amortization of property, equipment and leasehold improvements totaled approximately $3,074,000, $1,979,000 and $1,918,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

5. Investments

Investments consist of the following:

	December 31, 2001	December 31, 2000
Restaurant venture investment	$1,126,516	$1,238,903
Real estate venture investment	4,052	877
Building artwork	263,071	263,071
Investments in master licensees	300,000	300,000
	$1,693,639	$1,802,851

Restaurant Venture

The Company acquired in 2000 a 50% interest in a limited liability company engaged in the operation of a Schlotzsky's® Deli restaurant. The company has the following assets, liabilities and capital:

	December 31, 2001	December 31, 2000
Assets	$3,819,874	$3,881,829
Liabilities	2,486,147	2,324,144
Capital	1,333,727	1,557,685

5. Investments (Continued)

The limited liability company's net profits, losses and distributions are allocated based upon methods set forth in its regulations. The Company is allocated 50% of distributions and net profits and losses, and has a preferential distribution of capital in the event of sale or liquidation.

The Company is the guarantor of a mortgage for the limited liability company in the amount of approximately $2,197,000 at December 31, 2001. Additionally, the Company has receivables outstanding in the amount of approximately $210,000 at December 31, 2001 due from the limited liability company.

Real Estate Venture

The Company owns a 10% limited partnership interest and a 1% general partnership interest in a limited partnership that owns a shopping center in Austin, Texas. The partnership has the following assets, liabilities and capital:

	December 31,	
	2001	2000
Assets	$2,534,158	$2,370,702
Liabilities	2,117,211	2,157,248
Capital	416,947	213,454

The limited partnership's net profits, losses and distributions are allocated based upon methods set forth in the partnership agreement. Net profits and all losses are allocated 1% to the Company.

The Company is the guarantor, subject to certain conditions, of the partnership debt in the amount of approximately $2,012,000, which is also collateralized by real estate and related leases and rents.

Investments in Master Licensees

The Company has a minority interest in two master licensees. The Company is also a lender to these master licensees (see Note 3).

6. Intangible Assets

Intangible assets consist of the following:

	Amortization Period (Years)	December 31,	
		2001	2000
Original franchise rights	40	$ 5,688,892	$ 5,688,892
Royalty value and goodwill	20	4,105,347	3,776,117
Developer and franchise rights acquired	20 to 40	37,692,004	32,027,686
Debt issue costs	5	10,000	387,704
Other intangible assets	5	687,399	401,894
		48,183,642	42,282,293
Less accumulated amortization		(5,065,541)	(4,067,261)
Intangible assets, net		$43,118,101	$38,215,032

6. Intangible Assets (Continued)

Original franchise rights represent an amount allocated in connection with a 1993 merger of predecessor entities to form the current Schlotzsky's, Inc.

Developer and franchise rights acquired, royalty value and goodwill represent the fair value of various rights reacquired from area developers, master licensees and franchisees in various transactions to reduce or eliminate the percentage of royalties and franchise fees paid to area developers and master licensees and to reacquire franchise and other rights to develop certain territories and restaurant locations.

The Company has an option, through June 2002, to reacquire the rights held by its largest area developer. The exercise price of the option is $28,200,000, of which a nonrefundable $4,582,000 has been paid as of December 31, 2001 and is included in intangible assets. The exercise of the option will require the further payment of $3,500,000 in cash at closing and the execution of a $20,118,000 note to the area developer. The note would bear interest at 8% and require four semi-annual $2,000,000 payments of principal and interest commencing June 30, 2003, with all remaining principal due on June 30, 2005. In the event the option is not exercised on or before June 30, 2002, the Company will be required to pay a fee of $1,700,000.

Amortization of intangible assets totaled approximately $1,150,000, $1,033,000 and $938,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Financial Accounting Standards Board has issued Statements No. 141, 142 and 144, concerning accounting for business combinations, amortization of certain acquired intangible assets, and the impairment or disposal of long-lived assets, respectively, which the Company will adopt in 2002 (see Note 18).

7. Deferred Revenue

Deferred revenue consists of the following:

	December 31,	
	2001	2000
Deferred developer and master licensee fees	$1,750,489	$2,245,198
Deferred franchise fees	287,500	1,233,500
Deferred franchise fee service costs	(139,100)	(560,850)
Deferred gain on property sales	342,475	342,475
Other	—	(46,331)
	2,241,364	3,213,992
Less—current portion	(403,421)	(733,907)
Deferred revenue, long term	$1,837,943	$2,480,085

The Company's policy is to reduce the basis of reacquired intangible rights by the amount of deferred revenue associated with the rights remaining at the time of acquisition. Deferred revenue was reduced by approximately $66,000 and $4,746,000 due to the reacquisition of certain master licensees and area developer territory rights during 2001 and 2000, respectively.

8. Debt

The Company's short-term debt consists of the following:

	December 31, 2001	December 31, 2000
Mortgage note, interest at 11.5%, due July 2002	$681,011	$ 818,000
Notes payable, repaid in 2001	—	520,000
	$681,011	$1,338,000

The Company's long-term debt consists of the following:

	December 31, 2001	December 31, 2000
Term note under Credit Agreement, interest at prime plus 1% (5.75% at December 31, 2001), secured by certain real property and equipment, due in monthly installments of $333,333 plus interest through December 2004	$10,266,808	$15,666,667
Mortgage notes payable to various financial institutions, interest rates ranging from 6.25% to 9.6%, secured by related restaurants, due in monthly installments through 2016	13,195,263	10,635,551
Capitalized lease obligations, net of imputed interest of $5,550,162 and $5,843,802 as of December 31, 2001 and 2000, respectively, imputed rates ranging from 8.0% to 16.9%, due in monthly installments through 2027	3,015,390	2,488,089
Note payable to former area developer, non-interest bearing, discounted to reflect 8.0% imputed interest, unsecured, due in monthly installments through 2009, net of discount of $939,753 and $1,066,461 as of December 31, 2001 and 2000, respectively	2,059,473	2,242,517
Notes payable to former area developers, interest rate at 8.0%, unsecured, due in installments through May 2008	2,819,658	—
Other	339,180	550,000
	31,695,772	31,582,824
Less—current maturities	(5,799,003)	(5,331,579)
Long-term debt, less current maturities	$25,896,769	$26,251,245

In December 1999, the Company entered into a Credit Agreement with a bank syndicate which provided a $15,000,000 line of credit, a $5,000,000 letter of credit in favor of the media buyer for Schlotzsky's National Advertising Association, Inc., of which the Company was a guarantor, and a $20,000,000 term note. During 2000, the line of credit was repaid and that portion of the facility, along with

8. Debt (Continued)

the letter of credit, expired. The Credit Agreement, as amended, is secured by certain real property and equipment, provides for the payment on the term note of 75% of the net cash proceeds from the sale or refinancing of certain real estate and restaurants available for sale, requires maintenance of certain financial ratios, working capital and net worth, and contains limitations on additional borrowings, capital expenditures, stock repurchases and prohibits the payment of dividends.

Aggregate scheduled maturities of long-term debt at December 31, 2001, are as follows:

Year Ending December 31,	
2002	$ 5,799,003
2003	6,059,456
2004	6,497,672
2005	1,803,148
2006	1,776,527
Thereafter	9,759,966
	$31,695,772

9. Restaurant Operations

The Company operates two groups of restaurants, one group which it intends to own and operate on a long-term basis and another group which are available for sale. The restaurants in the long-term portfolio include, as of December 31, 2001, three Marketplace restaurants which include, along with a Schlotzsky's® Deli, a full bakery producing pastries, muffins and other baked goods for sale in the Marketplace restaurant and in the coffee bar section of other Company-owned restaurants. A summary of certain operating information for Company-owned restaurants is presented below for the years ending December 31, 2001, 2000 and 1999:

	Long-Term Portfolio Restaurants		Available for Sale Restaurants
	Schlotzsky's® Delis	Marketplaces	Schlotzsky's® Delis
Year Ended December 31, 2001			
Restaurant sales	$14,399,533	$5,220,013	$10,286,047
Restaurant operations			
Cost of sales	3,844,658	1,588,047	2,930,684
Personnel and benefits	5,273,458	2,504,561	4,736,695
Operating expenses	2,422,503	1,367,057	3,155,802
	11,540,619	5,459,665	10,823,181
Operating income (loss) before depreciation and amortization	$ 2,858,914	$ (239,652)	$ (537,134)

9. Restaurant Operations (Continued)

	Long-Term Portfolio Restaurants		Available for Sale Restaurants
	Schlotzsky's® Delis	Marketplaces	Schlotzsky's® Delis
Year Ended December 31, 2000			
Restaurant sales	$11,941,136	$5,346,394	$ 8,450,026
Restaurant operations			
Cost of sales	3,182,577	1,644,714	2,526,174
Personnel and benefits	4,275,438	2,481,740	3,935,823
Operating expenses	1,922,194	1,212,466	2,526,329
	9,380,209	5,338,920	8,988,326
Operating income (loss) before depreciation and amortization	$ 2,560,927	$ 7,474	$ (538,300)
Year Ended December 31, 1999			
Restaurant sales	$ 8,411,553	$4,865,210	$ 5,256,395
Restaurant operations			
Cost of sales	2,289,112	1,573,510	1,594,329
Personnel and benefits	2,878,201	2,199,505	2,296,189
Operating expenses	1,488,147	1,171,308	1,573,684
	6,655,460	4,944,323	5,464,202
Operating income (loss) before depreciation and amortization	$ 1,756,093	$ (79,113)	$ (207,807)

10. Income Taxes

The provision (credit) for federal and state income taxes consists of the following:

	For The Years Ended December 31,		
	2001	2000	1999
Federal:			
Current	$ 221,107	$ (776,517)	$2,658,905
Deferred	1,231,705	(329,228)	(370,649)
Total federal	1,452,812	(1,105,745)	2,288,256
State	260,188	361,544	236,908
Total provision (credit) for income taxes	$1,713,000	$ (744,201)	$2,525,164

10. Income Taxes (Continued)

The differences between the provision (credit) for income tax and the amount that would result if the federal statutory rate was applied to the pretax financial income were as follows:

	For The Years Ended December 31,		
	2001	2000	1999
Federal statutory rate of 34%	$1,428,727	$(1,038,789)	$2,336,206
Nondeductible items	84,797	83,824	77,716
State income taxes, net of federal benefit	171,724	238,619	197,408
Other	27,752	(27,855)	(86,166)
	$1,713,000	$ (744,201)	$2,525,164

Deferred taxes are provided for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. The temporary differences that give rise to the deferred tax assets or liabilities are as follows:

	December 31,	
	2001	2000
Deferred Tax Assets:		
Receivables	$1,236,639	$1,276,554
Deferred revenue	867,822	1,358,857
Property and intangibles	962,746	234,775
Accrued liabilities	200,904	132,581
Other	68,719	82,982
Gross deferred tax assets	3,336,830	3,085,749
Deferred Tax Liabilities:		
Property and intangibles	1,518,939	—
Other	82,581	118,734
Gross deferred tax liabilities	1,601,520	118,734
Net deferred tax asset	$1,735,310	$2,967,015
Current deferred tax asset	$1,888,074	$2,575,913
Long-term deferred tax asset (liability)	(152,764)	391,102
Net deferred tax asset	$1,735,310	$2,967,015

11. Stockholders' Equity

Shareholders' Rights Plan

In December 1998, the Company adopted a Shareholders' Rights Plan and approved a dividend of one Right for each share of Company Common Stock outstanding. Under the plan, each shareholder of record is deemed to have received one Right for each share of Common Stock held. Initially, the Rights are not exercisable and automatically trade with the Common Stock. There are no separate Rights

11. Stockholders' Equity (Continued)

certificates at this time. Each Right entitles the holder to purchase one one-hundredth of a share of Company Class C Series A Junior Participating Preferred Stock for $75.00 (the "Exercise Price").

The Rights separate and become exercisable upon the occurrence of certain events, such as an announcement that an "acquiring person" (which may be a group of affiliated persons) beneficially owns, or has acquired the rights to own, 20% or more of the outstanding Common Stock, or upon the commencement of a tender offer or exchange offer that would result in an acquiring person obtaining 20% or more of the outstanding shares of Common Stock.

Upon becoming exercisable, the Rights entitle the holder to purchase Common Stock with a value of $150 for $75. Accordingly, assuming the Common Stock had a per share value of $75 at the time, the holder of a Right could purchase two shares for $75. Alternatively, the Company may permit a holder to surrender a Right in exchange for stock or cash equivalent to one share of Common Stock (with a value of $75) without the payment of any additional consideration. In certain circumstances, the holders have the right to acquire common stock of an acquiring company having a value equal to two times the Exercise Price of the Rights.

12. Stock-Based Compensation Plans and Warrants

The Company has adopted the "Third Amended and Restated Stock Option Plan," as further amended (the "Option Plan"), which is a stock-based incentive compensation plan, as described below. The Company applies APB Opinion No. 25 in accounting for the Option Plan. In 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation" which, if adopted by the Company, would change the methods the Company applies in recognizing the cost of the Option Plan. Adoption of the cost recognition provisions of SFAS No. 123 is optional and the Company has decided not to elect these provisions of SFAS No. 123. However, pro forma disclosures as if the Company adopted the cost recognition provisions of SFAS No. 123 in 1995 are required by SFAS No. 123 and are presented below. The Company also has an employee stock purchase plan that it adopted in 1998.

Option Plan

Under the Option Plan, as amended, the Company may grant options for up to 1,450,000 shares of common stock. Options awarded may be in the form of incentive stock options (qualified under Section 422 of the Internal Revenue Code of 1986, as amended) or non-qualified stock options. Option grants that are forfeited may be regranted.

Options granted in 2001, 2000 and 1999 generally vest ratably over three years, except 248,500 of the options granted in 2001, which had immediate vesting provisions and 100,000 of the options granted in 2000, which vested over two years. Options granted before 1998 generally vest ratably over five years.

12. Stock-Based Compensation Plans and Warrants (Continued)

A summary of the status of the Company's stock options as of December 31, 2001, 2000 and 1999, and the changes during the years ended on those dates is presented below:

	Options Outstanding	
	Shares	Weighted Average Exercise Prices Per Share
Balance, January 1, 1999	1,064,409	$14.56
Granted (weighted average fair value of $4.77 per share)	88,000	10.32
Exercised	(5,825)	9.09
Forfeited	(63,205)	10.66
Balance, December 31, 1999	1,083,379	15.52
Granted (weighted average fair value of $2.51 per share)	447,583	6.04
Forfeited	(681,882)	16.86
Balance, December 31, 2000	849,080	7.69
Granted (weighted average fair value of $1.92 per share)	496,962	3.41
Exercised	(2,300)	3.00
Forfeited	(115,987)	7.96
Balance, December 31, 2001	1,227,755	5.93
Exercisable at December 31, 1999	894,826	$15.16
Exercisable at December 31, 2000	380,709	8.91
Exercisable at December 31, 2001	764,383	6.51

As of December 31, 2001, 87,481 options are available for grant. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no dividend yield; risk-free interest rate of 5.14% for 1999, 5.22% for 2000 and 4.96% for 2001; expected lives of six years; and volatility of 38.95% for 1999, 49.18% for 2000 and 61.94% for 2001.

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted Average Remaining Contract Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2001	Weighted Average Exercise Price
$3.00 to $6.32	925,006	8.19	$ 4.58	475,043	$ 4.36
$8.00 to $12.50	297,749	4.35	9.93	284,340	9.88
$18.73	5,000	5.73	18.73	5,000	18.73
Total	1,227,755	7.25	5.93	764,383	6.51

Employee Stock Purchase Plan

The Company adopted the Employee Stock Purchase Plan (the "Stock Purchase Plan") and authorized 250,000 shares of common stock to be sold to employees through the Stock Purchase Plan. As

12. Stock-Based Compensation Plans and Warrants (Continued)

of December 31, 2001, 196,077 shares are available for purchase under the Stock Purchase Plan. Under the terms of the Stock Purchase Plan, employees may elect to contribute up to 15% of compensation through payroll deductions for the purchase of Company stock at 85% of the lesser of the market price at the beginning or the end of the offering period. An offering period begins on January 1 and July 1 of each year and expires in six months.

During 2001, 34 participants purchased 18,348 shares of stock at a price of $2.13 per share. During 2000, 50 participants purchased 15,628 shares of stock for prices ranging from $4.83 to $5.63 per share. During 1999, 62 participants purchased 19,947 shares of stock for prices ranging from $5.63 to $8.39 per share. Under APB Opinion No. 25, the Stock Purchase Plan is considered noncompensatory (the shares are purchased with after-tax dollars). Therefore, no compensation expense has been recognized for shares sold under this plan.

The fair value of stock purchase rights granted in 2001, 2000 and 1999 were $1.02, $1.31 and $3.39 per share, respectively, or a total of $18,348, $20,473 and $35,726, respectively. The fair value of each stock purchase right was determined using an expected term of 6 months, a volatility of 61.94%, 49.18% and 38.95%, for 2001, 2000 and 1999, respectively, and a risk-free interest rate of 4.96%, 5.22% and 6.03%, respectively.

Warrants

In connection with a Schlotzsky's National Advertising Association, Inc. ("NAA") subordinated debt financing in 2001, the Company issued warrants for the purchase of 30,000 shares of common stock to the lender, an entity of which a member of the Company's Board of Directors is a managing director. These warrants have an exercise price of $4.50 per share and expire in 2006. Utilizing the Black-Scholes option-pricing model, the warrants were valued at $57,000. NAA reimbursed the Company the cost of issuing the warrants.

Pro Forma Net Income and Net Income Per Common Share

During 2001, 2000 and 1999, the Company did not incur any compensation costs for the Option Plan under APB No. 25. Had compensation cost for the Company's Stock Option Plan been determined consistent with SFAS No. 123, the Company's net income and earnings per common share for 2001, 2000 and 1999 would approximate the pro forma amounts below:

	December 31, 2001		December 31, 2000		December 31, 1999	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Income (loss) before cumulative effect of change in accounting principle	$2,489,139	$1,766,564	$(2,311,060)	$(2,679,865)	$4,346,029	$2,992,156
Earnings per common share—basic	$ 0.34	$ 0.24	$ (0.31)	$ (0.36)	$ 0.59	$ 0.40
Earnings per common share—diluted	$ 0.33	$ 0.24	$ (0.31)	$ (0.36)	$ 0.58	$ 0.40

12. Stock-Based Compensation Plans and Warrants (Continued)

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

13. Supplemental Disclosure of Cash Flow Information

Cash paid for interest during the years ended December 31, 2001, 2000 and 1999 was approximately $2,796,000, $3,257,000 and $2,086,000, respectively.

Cash paid for income taxes during the years ended December 31, 2001, 2000 and 1999 was approximately $1,194,000, $381,000 and $2,515,000, respectively.

Non-cash investing and financing activities:

2001

Notes payable totaling approximately $2,961,000 were issued for acquisition of area developer territory rights.

A capital lease liability totaling approximately $564,000 was recorded in conjunction with computers provided to franchisees and area developers.

Accounts receivable and notes receivable totaling approximately $274,000 and $2,233,000, respectively, were cancelled in exchange for real estate and intangible assets acquired.

Accounts receivable and notes receivable totaling approximately $240,000 and $335,000, respectively, were cancelled in exchange for acquisition of area developer territory rights.

Interest and other accounts receivable of approximately $738,000 was converted to notes receivable.

2000

Notes receivable totaling approximately $2,859,000 were received as payment for sale of real estate.

Notes receivable totaling approximately $2,999,000 were cancelled in exchange for real estate received.

Notes payable totaling approximately $2,419,000 were issued for acquisition of real estate and intangible assets.

1999

Notes receivable totaling approximately $5,016,000 were received as payment of nonrefundable area developer fees.

Notes receivable totaling approximately $42,749,000 were received as payment for sale of real estate.

Notes payable totaling approximately $4,311,000 were issued for acquisition of area developer territory rights.

14. Related Party Transactions

Franchised and Company-owned restaurants contribute 1% of gross sales to Schlotzsky's N.A.M.F., Inc. ("NAMF") to be used for the production of programs and materials for marketing and advertising and for purchase of media placement. The Company charges NAMF an amount equal to certain cost allocations and salaries for administering NAMF. Advances to NAMF totaled approximately $85,000 and $303,000 at December 31, 2001 and 2000, respectively, and are included in other receivables in the accompanying consolidated balance sheets.

During 2001, franchised and Company-owned restaurants increased contributions to Schlotzsky's National Advertising Association, Inc. ("NAA"), which is used for purchase of media placement, from 1.75% of gross sales to 2.0% of gross sales. At December 31, 2001 and 2000, Schlotzsky's, Inc. had advanced approximately $3,023,000 and $6,249,000, including interest, respectively, to NAA for the purchase of network television advertising.

During 2001, NAMF and NAA, as co-borrowers, obtained a term loan from a bank in the amount of $3,500,000, the proceeds of which were used to repay a portion of their loans and accrued interest to the Company. The Company guaranteed this loan, as well as a $500,000 line of credit with the bank for the benefit of NAMF and NAA. The guaranteed amount outstanding at December 31, 2001 was $2,916,000.

In connection with an NAA subordinated debt financing in 2001, the Company issued warrants for the purchase of 30,000 shares of common stock to the lender, an entity of which a member of the Company's Board of Directors is a managing director. These warrants have an exercise price of $4.50 per share and expire in 2006. Utilizing the Black-Scholes option-pricing model, the warrants were valued at $57,000. NAA reimbursed the Company the value of the warrants.

One or more directors or officers of the Company is guarantor of certain debt of the Company, totaling approximately $1,163,000 and $1,183,000 at December 31, 2001 and 2000, respectively.

At December 31, 2001 and 2000, the Company held combined notes in the amount of $775,000 and $455,000, respectively, from Sino Caribbean Development, Inc. in which an officer of the Company holds an interest of less than 30%.

During 2000, the Company guaranteed a loan for the benefit of an officer of the Company. The outstanding guarantee at December 31, 2001 was approximately $54,000.

During 1996, the Company paid $300,000 to Bonner Carrington Corporation European Market ("BCCE") and agreed to serve as guarantor for additional financing not to exceed $400,000. In return, the Company received: (i) preferred stock representing 7.5% of the total outstanding shares of BCCE; (ii) an option to buy additional preferred stock representing an additional 10% of the total outstanding shares of BCCE; and (iii) options to purchase BCCE and its respective territories at predetermined prices effective during the period covering December 1999 through December 2011. In February 1999, the Company took assignment of the note from the bank and has stepped into the lender position for the $400,000.

The Company and the predecessor-in-interest to Third & Colorado, L.L.C. ("T&C"), a limited liability company owned by two directors and officers of the Company, entered into a lease agreement effective March 21, 1997, under which the Company leases from T&C approximately 29,410 square feet of office space and 11,948 square feet of storage space, in Austin, Texas, for the Company's corporate headquarters. Under the terms of the lease, the Company pays annual net rental of $12.95 per square foot for the office space and up to $2.50 per square foot for the storage space for a term of 10 years beginning November 1997.

15. Commitments and Contingencies

Leases

The Company leases office facilities and certain land, buildings and equipment under operating leases. Lease terms are generally for three months to 25 years and, in some cases, provide for rent escalations and renewal options, with certain leases providing purchase options. Certain leases also provide for the payment of additional rent based on sales levels. Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001, are as follows:

Year Ending December 31,	
2002	$ 2,169,792
2003	1,846,379
2004	1,843,142
2005	1,844,376
2006	1,682,735
Thereafter	10,423,311
	$19,809,735

Rent expense for the years ended December 31, 2001, 2000 and 1999, was approximately $2,647,000, $1,916,000 and $2,078,000, respectively.

Guarantees of Franchisee Operating Leases and Other Obligations

The Company, and in some cases certain stockholders, guarantee certain real estate and equipment leases and other obligations of its franchisees and others. At December 31, 2001, the Company was contingently liable for approximately $30.5 million under guarantees of real estate and equipment leases and various obligations (including amounts discussed in Notes 5 and 14).

Litigation

Lone Star Ladies Investment Club, a Texas General Partnership, et al., on Behalf of Themselves and All Others Similarly Situated v. Schlotzsky's, Inc., John C. Wooley, Jeffrey J. Wooley, John M. Rosillo, and Monica Gill, (Case No. A-98CA-550-JN), was filed in the United States District Court, Western District of Texas, Austin Division on February 8, 1999, as a class action lawsuit, amending and consolidating four cases previously filed on behalf of certain shareholders against the Company and certain of its past and present officers and directors, seeking remedies under the Securities Act of 1933 and the Securities Exchange Act of 1934 based upon statements made by the Company in its Registration Statement and Prospectus issued in connection with the Company's Secondary Public Offering, which became effective on September 24, 1997, and subsequent press releases. The Company filed a motion to dismiss for failure to state a claim, which was granted, with prejudice, by the District Court on August 5, 1999. On appeal, the Fifth Circuit reversed the District Court's denial of leave to amend and remanded the case on January 9, 2001 to allow Plaintiffs leave to file an amended complaint in March of 2001. The amended complaint sought relief under the 1933 Act claims only. Without conceding the facts that formed the basis of Plaintiffs' claims, the Company entered into a stipulation of settlement on January 26, 2002, settling all claims, with prejudice,

15. Commitments and Contingencies (Continued)

for the sum of $2 million, the entirety of which will be paid by the Company's insurer. On February 19, 2002 the District Court entered its preliminary approval and set the matter for final settlement hearing on April 2, 2002, at which time the Court will determine whether the proposed settlement is fair to the settlement class and should be approved by the Court. There can be no assurance that the Court will grant final approval or that a significant number of the settlement class will not "opt-out" of the proposed settlement.

In addition to the lawsuit discussed above, the Company is a defendant in various other legal proceedings arising from its business. The ultimate outcome of these pending proceedings cannot be projected with certainty. However, based on its experience to date, the Company believes such proceedings will not have a material effect on its business or financial condition.

From time to time, the Company has settled various legal proceedings arising from its business. In certain cases, the Company's insurers have made payments with regard to these settlements. There has been no material adverse impact to the Company relating to these settlements.

16. Segments

The Company and its subsidiaries are principally engaged in franchising and operating quick service restaurants that feature salads, made-to-order sandwiches with unique sourdough buns and pizzas. At December 31, 2001, the Schlotzsky's® Deli system included Company-owned and franchised restaurants in 38 states, the District of Columbia and eight foreign countries.

The Company identifies segments based on management responsibility within the corporate structure. The Restaurant Operations segment includes restaurants operated for the purposes of market leadership and redevelopment of certain markets, demonstrating profit potential and key operating metrics, operational leadership of the franchise system, product development, concept refinement, product and process testing, training and building brand awareness and restaurants available for sale. The Franchise Operations segment encompasses the franchising of restaurants, assisting franchisees in the development of restaurants, providing franchisee training and operating the national training center, communicating with franchisees, conducting regional and national franchisee meetings, developing and monitoring supplier and distributor relationships, planning and coordinating advertising and marketing programs, and the licensing of brand products for sale to the franchise system and retailers. Until its termination in 2000, a third segment, Turnkey Development, developed new restaurants for franchisees. The Company measures segment profit as operating profit, which is defined as income before interest and income taxes. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). Segment information and a reconciliation to income, before interest and income taxes are as follows:

Year Ended December 31, 2001	Restaurant Operations	Franchise Operations	Consolidated
Revenue from external customers	$29,905,593	$ 31,945,122	$ 61,850,715
Depreciation and amortization	1,856,927	2,367,490	4,224,417
Operating income	225,201	5,855,298	6,080,499
Significant non-cash items-bad debt and impairment	—	1,852,374	1,852,374
Capital expenditures	5,446,194	2,442,676	7,888,870
Total assets	$36,071,905	$ 78,077,355	$114,149,260

16. Segments (Continued)

Year Ended December 31, 2000	Restaurant Operations	Franchise Operations	Consolidated
Revenue from external customers	$25,737,556	$ 33,437,456	$ 59,175,012
Depreciation and amortization	1,336,437	2,434,762	3,771,199
Operating income (loss)	693,664	(2,428,014)	(1,734,350)
Significant non-cash items-bad debt and impairment	1,050,262	7,253,377	8,303,639
Capital expenditures	4,012,052	4,082,089	8,094,141
Total assets	$29,365,327	$ 84,135,443	$113,500,770

Year Ended December 31, 1999	Restaurant Operations	Franchise Operations	Consolidated
Revenue from external customers	$18,533,158	$ 32,874,938	$ 51,408,096
Depreciation and amortization	1,023,489	2,162,944	3,186,433
Operating income	445,684	5,644,324	6,090,008
Significant non-cash items-fees financed	—	5.016,250	5,016,250
Significant non-cash items-bad debt and impairment	—	2,116,597	2,116,597
Capital expenditures	3,768,921	3,899,513	7,668,434
Total assets	$20,581,163	$112,178,218	$132,759,381

Included in revenue from external customers for the Franchise Operations segment are royalties from international sources of $149,363, $139,126 and $111,098 for 2001, 2000 and 1999, respectively.

17. Earnings Per Share

Basic and diluted earnings per share computations for the years ended December 31, 2001, 2000 and 1999 are as follows:

	For The Years Ended December 31,		
	2001	2000	1999
Basic earnings per share			
Net income (loss) before cumulative effect of change in accounting principle	$2,489,139	$(2,311,060)	$ 4,346,029
Cumulative effect of change in accounting principle, net of tax	—	—	(3,819,592)
Net income (loss)	$2,489,139	$(2,311,060)	$ 526,437
Weighted average common shares outstanding	7,303,455	7,431,760	7,409,496
Basic earnings per share before cumulative effect of change in accounting principle	$ 0.34	$ (0.31)	$ 0.59
Cumulative effect of change in accounting principle	—	—	(0.52)
Basic earnings per share	$ 0.34	$ (0.31)	$ 0.07
Diluted earnings per share			
Net income (loss) before cumulative effect of change in accounting principle	$2,489,139	$(2,311,060)	$ 4,346,029
Cumulative effect of change in accounting principle, net of tax	—	—	(3,819,592)
Net income (loss)	$2,489,139	$(2,311,060)	$ 526,437
Weighted average common shares outstanding	7,303,455	7,431,760	7,409,496
Assumed conversion of common shares issuable under stock option plan and exercise of warrants	169,991	—	66,703
Weighted average common shares outstanding—assuming dilution	7,473,446	7,431,760	7,476,199
Diluted earnings per share before cumulative effect of change in accounting principle	$ 0.33	$ (0.31)	$ 0.58
Cumulative effect of change in accounting principle	—	—	(0.51)
Diluted earnings per share	$ 0.33	$ (0.31)	$ 0.07

Outstanding options that were not included in the diluted calculation because their effect would be anti-dilutive totaled 672,000, 849,000 and 748,000 in 2001, 2000 and 1999, respectively.

18. New Accounting Pronouncements

The Financial Accounting Standards Board has issued Statements 141, 142 and 144, concerning accounting for business combinations, amortization of certain acquired intangible assets, and the impairment or disposal of long-lived assets, respectively. The Statements become effective for the Company for calendar year 2002. Under Statement No. 142, intangible assets having an indefinite life will

18. New Accounting Pronouncements (Continued)

not be amortized until their useful life is determined to be no longer indefinite. Furthermore, intangible assets not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. At December 31, 2001, the Company completed an analysis of the impact of Statement 142 on its results of operations and financial condition and determined that intangible assets having a carrying value of approximately $6,000,000 will become nonamortizable under this new accounting standard and that amortization expense will be reduced by approximately $215,000 annually. The Company does not expect Statements 141 and 144 to have a material effect on its results of operations and financial condition upon adoption.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders,
Schlotzsky's, Inc.:

In connection with our audit of the consolidated financial statements of Schlotzsky's, Inc. and Subsidiaries referred to in our report dated March 1, 2002, which is included in Part IV of this Form 10-K, we have also audited Schedule II for each of the three years in the period ended December 31, 2001. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

GRANT THORNTON LLP

Dallas, Texas
March 1, 2002

SCHLOTZSKY'S, INC. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

Col. A	Col. B	Col. C		Col. D	Col. E.
		Additions			
Description	Balance At Beginning of Period	Charge to Costs and Expenses	Charge to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2001					
Accounts receivable:					
Royalties	$ 821,601	$ 689,171	$ —	$(1,270,393)	$ 240,379
Other	1,018,570	79,041	—	(325,763)	771,848
Notes receivable	1,886,689	604,007	—	(703,125)	1,787,571
Restaurants available for sale	1,105,011	66,545	—	(385,808)	785,748
Intangibles	411,170	229,131	—	(340,301)	300,000
	$5,243,041	$1,667,895	$ —	$(3,025,390)	$3,885,546
Year ended December 31, 2000					
Accounts receivable:					
Royalties	$ 102,602	$1,042,788	$ —	$ (323,789)	$ 821,601
Other	986,199	2,993,164	—	(2,960,793)	1,018,570
Notes receivable	643,213	1,577,487	—	(334,011)	1,886,689
Restaurants available for sale	—	1,607,589	—	(502,578)	1,105,011
Intangibles	111,170	300,000	—	—	411,170
Investments	196,875	—	—	(196,875)	—
	$2,040,059	$7,521,028	$ —	$(4,318,046)	$5,243,041
Year ended December 31, 1999					
Accounts receivable:					
Royalties	$ 467,452	$ 66,270	$ —	$ (431,120)	$ 102,602
Other	63,242	1,531,535	—	(608,578)	986,199
Notes receivable	750,216	(25,804)	—	(81,199)	643,213
Intangibles	111,170	—	—	—	111,170
Investments	100,000	96,875	—	—	196,875
	$1,492,080	$1,668,876	$ —	$(1,120,897)	$2,040,059


THEY LOVE US...THEY REALLY, REALLY LOVE US.
COOLDELI.COM

BOARD OF DIRECTORS

John C. Wooley
Chairman of the Board, President, and Chief Executive Officer

Jeffrey J. Wooley
Senior Vice President, Secretary, and Director

Azie Taylor Morton
Director

Floor Mouthaan
Director

Raymond A. Rodriguez
Director

EXECUTIVE OFFICERS

Richard H. Valade
Executive Vice President, Treasurer, and Chief Financial Officer

Joyce Cates
Senior Vice President Franchise Operations

Darrell Kolinek
Senior Vice President Restaurant Operations

GENERAL COUNSEL

Donald Zentmeyer

SHAREHOLDER INFORMATION

Corporate Address:

Schlotzsky's, Inc.
203 Colorado Street
Austin, Texas 78701
512.236.3600

Stock Trading:
Schlotzsky's, Inc. common stock is traded on the NASDAQ National Market. Ticker symbol: **BUNZ**

Transfer Agent and Registrar:
Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, Illinois 60602
312.588.4991

ANNUAL SHAREHOLDER MEETING

10:30am Central Time
Friday, May 24, 2002
The Driskill Hotel
604 Brazos Street
Austin, Texas 78701

INTERNET SITE

SCHLOTZSKYS.COM
or for easier spelling
COOLDELI.COM

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LEGENDARILY ORIGINAL.
PLEASE ENJOY OUR FINE MENU ITEMS RESPONSIBLY. TRY THE SALADS. THEY'RE DELISH. YOU KNOW YOU'RE NOT EATING ENOUGH VEGGIES. BY THE WAY, IF YOU HAVE A CHANCE TO PARTICIPATE IN ONE OF OUR REGIONAL BUN RUNS, JUST COME ON OUT. YOU'LL MEET LOTS OF NICE PEOPLE, DO GOOD IN THE COMMUNITY, AND REALLY EARN THAT EXTRA CHEESE NEXT TIME THE ORIGINAL BECKONS YOU BACK TO SCHLOTZSKY'S, 203 COLORADO ST., AUSTIN, TEXAS 78701-3922, (800) 846-BUNS (2867) AND PLEASE VISIT US SOON ON THE WEB AT COOLDELI.COM